Exhibit 99.4

Stock Code:8150

南茂科技股份有限公司
ChipMOS TECHNOLOGIES INC.

2020

Annual Shareholders' Meeting
Meeting Handbook

(This English translation is prepared in accordance with the Chinese version and is for reference purposes only. If there are any inconsistency between the Chinese original and this translation, the Chinese version shall prevail.)

Table of Contents

A. Meeting Procedure	1

B. Meeting Agenda	2

I. Chairman’s Opening Remarks	3

II. Report Items	3

III. Matters for Ratification	5

IV. Matters for Discussion	6

V. Other Proposals	7

VI. Extemporary Motions	7

C. Attachments

1. Business Report	8

2. Audit Committee’s Review Report	11

3. Independent Auditor’s Report and Financial Statements	12

4. Earnings Distribution Proposal	37

5. Comparison Table for the Amendments of the Procedures for Ethical Management and Guidelines for Conduct	38

6. Comparison Table for the Amendments to the Corporate Social Responsibility Best Practice Principles	43

7. Comparison Table for the Amendments to Articles of Incorporation	49

8. Comparison Table for the Amendments to the Rules of Procedure for Shareholders’ Meeting	54

9. Comparison Table for the Amendments of the Rules for Election of Directors and Independent Directors	61

10. The List of Release the Prohibition on Directors from Participation in Competitive Business	64

D. Appendix

1. Rules of Procedure for Shareholders’ Meeting	65

2. Articles of Incorporation	70

3. Shareholdings of All Directors	79

A. Meeting Procedure

I.	Call Meeting to Order

II.	Chairman Takes Chair

III.	Chairman’s Opening Remarks

IV.	Report Items

V.	Matters for Ratification

VI.	Matters for Discussion

VII.	Other Proposals

VIII.	Extemporary Motions

IX.	Meeting Adjourned

B. Meeting Agenda

I.	Chairman’s Opening Remarks

II.	Report Items

1.	Company’s Business Report for fiscal year 2019.

2.	Audit Committee’s Review Report of the Financial Statements for fiscal year 2019.

3.	Report of the status of distributable compensation for employees and directors for fiscal year 2019.

4.	Amendments to the Procedures for Ethical Management and Guidelines for Conduct.

5.	Amendments to the Corporate Social Responsibility Best Practice Principles.

III.	Matters for Ratification

1.	Adoption of the Financial Statements for fiscal year 2019.

2.	Adoption of the earnings distribution plan for fiscal year 2019.

IV. Matters for Discussion

1.	Amendments to Articles of Incorporation.

2.	Amendments to the Rules of Procedure for Shareholders’ Meeting.

3.	Amendments to the Rules for Election of Directors and Independent Directors.

V. Other Proposals

1.	Release the Prohibition on Directors from Participation in Competitive Business under Article 209 of the Company Act.

VI. Extemporary Motions

VII. Meeting Adjourned

Time: 9:00 a.m., June 9, 2020 (Tuesday)

Place: Hsinchu Science Park Life Hub

(Einstein Hall, 2F, No. 1, Industry E. 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan) Chairman: Mr. Shih-Jye Cheng, Chairman of the Board of Directors

I.	Chairman’s Opening Remarks

II.	Report Items

Report Item 1

Subject: Company’s Business Report for fiscal year 2019. Explanatory Note:

Please refer to Attachment 1, page 8~10, for 2019 Business Report.

Report Item 2

Subject: Audit Committee’s Review Report of the Financial Statements for fiscal year 2019.

Explanatory Note:

Please refer to Attachment 2, page 11, for Audit Committee’s Review Report.

Report Item 3

Subject: Report of the status of distributable compensation for employees and directors for fiscal year 2019.

Explanatory Note:

1.

Article 25 of the Company’s Articles of Incorporation provides that if there is profit in any given year, the Company shall set aside 10% thereof as employee compensation. The board of directors may resolve to pay said compensation in the form of shares or cash. Such compensation may be paid to the employees of an affiliated company who meet the conditions set by the board of directors. The board of directors may resolve to set aside no more than 0.5% of the above-mentioned profit as the remuneration of the directors. Further, Paragraph 1 of Article 235-1 of the Company Act provides that company shall specify a fixed amount or ratio of the profit of the current year distributable as employees’ compensation in the Articles of Incorporation. However, if the company has accumulated losses, it shall make up such losses.

2.

Company’s profit for 2019 was NT$3,383,563,995 (i.e., the profit before tax prior to the deduction of the distributable compensation of employees and directors). It is proposed to set aside 10% of Company’s profit, NT$338,356,399, in cash as employees’ compensation, and 0.5% of Company’s profit, NT$16,917,819, as directors’ compensation.

3.	The foregoing amounts have been adopted by the board of directors after being reviewed by the 4th meeting of the 4th Remuneration Committee and is hereby reported at the annual shareholders’ meeting.

Report Item 4

Subject: Amendments to the Procedures for Ethical Management and Guidelines for Conduct.

Explanatory Note:

1.

According to Articles 27 of Ethical Corporate Management Best Practice Principles for TWSE/GTSM Listed Companies, the Procedures for Ethical Management and Guidelines for Conduct shall be implemented after the board of directors grants the approval, and shall be reported at a shareholders’ meeting. The same procedure shall be followed when the Procedures have been amended.

2.

The Company plans to amend the Procedures for Ethical Management and Guidelines for Conduct pursuant to the Financial Supervisory Commission (the “FSC”) letter (Ref. No. Jin-Guan-Zheng-Fa-Tzu 1080307434) dated May 16, 2019 amending certain articles of the Ethical Corporate Management Best Practice Principles for TWSE/GTSM Listed Companies.

3.	Please refer to Attachment 5, page 38~42, for Comparison Table for the Amendments to the Procedures for Ethical Management and Guidelines for Conduct

Report Item 5

Subject: Amendments to the Corporate Social Responsibility Best Practice Principles.

Explanatory Note:

1.

The Company plans to amend the Corporate Social Responsibility Best Practice Principles pursuant to the Taiwan Stock Exchange Corporation letter (Ref. No. Tai-Zheng-Chi-Li 1090002299) dated February 13, 2020 amending certain articles of the Corporate Social Responsibility Best Practice Principles for TWSE/GTSM Listed Companies.

2.	Please refer to Attachment 6, page 43~48, for Comparison Table for the Amendments to the Corporate Social Responsibility Best Practice Principles.

3.

According to Article 5 of the Corporate Social Responsibility Best Practice Principles, the Corporate Social Responsibility Best Practice Principles shall be implemented after the board of directors grants the approval, and shall be reported at a shareholders’ meeting. The same procedure shall be followed when the Principles have been amended.

III.	Matters for Ratification

Item 1	Proposed by the Board of Directors

Subject: Adoption of the Financial Statements for fiscal year 2019.

Explanatory Note:

1.

The Company’s 2019 Business Report and consolidated and parent company only Financial Statements have been approved by the 5th meeting of the 9th Board of Directors and reviewed by the Audit Committee. It is hereby submitted to the annual shareholders’ meeting for approval.

2.	2019 Business Report, Independent Auditors’ Report, and the aforementioned Financial Statements please refer to Attachment 1 on page 8~10, Attachments 3-1 and 3-2 on page 12~36.

3.	Based on the foregoing, this proposal is hereby submitted to the shareholders’ meeting for approval.

Resolution:

Item 2	Proposed by the Board of Directors

Subject: Adoption of the earnings distribution plan for fiscal year 2019.

Explanatory Note:

1.

The Company has earnings in 2019. The Company plans to distribute dividends in the amount of NT$1,309,032,227 at NT$1.8 per share pursuant to the Company’s Articles of Incorporation and taking into consideration the factors including Company’s future needs of working capital, capital expenditure and shareholders’ interests. Please refer to Attachment 4, page 37.

2.

The earnings distribution will be distributed in cash. If any future event affects the total number of Company’s outstanding shares (for example, Company buys back its treasury shares or cancels redeemed issued restricted employee shares) and causes changes in the total number of Company’s outstanding shares, it is proposed that the Chairman be authorized to adjust the distribution ratio based on the total amount of earnings distribution approved by this annual shareholders’ meeting and the actual number of Company’s outstanding shares as of the record date of distribution.

3.

The cash dividend shall be calculated to the nearest NT$1 based on the ratio of the distribution, and any amount less than NT$1 shall be discarded. The aggregate amount of fractions less than NT$1 of the distribution shall be classified as Company’s other income.

4.	This item has been approved by the Audit Committee and adopted by the Board of Directors, and is hereby submitted to the annual shareholders’ meeting for approval.

5.	Based on the foregoing, this proposal is hereby submitted to the shareholders’ meeting for approval.

Resolution:

IV.	Matters for Discussion

Item 1	Proposed by the Board of Directors

Subject: Amendments to Articles of Incorporation.

Explanatory Note:

1.

The Company plans to amend Articles of Incorporation pursuant to the FSC letter (Ref. No. Jin-Guan-Zheng-Fa-Tzu 1080339900) dated December 31, 2019 amending certain articles of Taiwan Stock Exchange Corporation Operation Directions for Compliance with the Establishment of Board of Directors by TWSE Listed Companies and the Board’s Exercise of Powers, XXX Co., Ltd. Rules of Procedure for Shareholders Meetings.

2.	Please refer to Attachment 7, page 49~53, for Comparison Table for the Amendments to Articles of Incorporation.

3.	Based on the foregoing, this proposal is hereby submitted for discussion at the shareholders’ meeting.

Resolution:

Item 2	Proposed by the Board of Directors

Subject: Amendments to the Rules of Procedure for Shareholders’ Meeting.

Explanatory Note:

1.

The Company plans to amend the Rules of Procedure for Shareholders’ Meetings pursuant to the FSC letter (Ref. No. Jin-Guan-Zheng-Fa-Tzu 1080339900) dated December 31, 2019 amending certain articles of XXX Co., Ltd. Rules of Procedure for Shareholders Meetings.

2.	Please refer to Attachment 8, page 54~60, for Comparison Table for the Amendments to the Rules of Procedure for Shareholders’ Meeting.

3.	Based on the foregoing, this proposal is hereby submitted for discussion at the shareholders’ meeting.

Resolution:

Item 3	Proposed by the Board of Directors

Subject: Amendments to the Rules for Election of Directors and Independent Directors.

Explanatory Note:

1.

The Company plans to amend the Rules for Election of Directors and Independent Directors pursuant to the FSC letter (Ref. No. Jin-Guan-Zheng-Fa-Tzu 1080339900) dated December 31, 2019 amending certain articles of Taiwan Stock Exchange Corporation Operation Directions for Compliance with the Establishment of Board of Directors by TWSE Listed Companies and the Board’s Exercise of Powers.

2.	Please refer to Attachment 9, page 61~63, for Comparison Table for the Amendments to the Rules for Election of Directors and Independent Directors.

3.	Based on the foregoing, this proposal is hereby submitted for discussion at the shareholders’ meeting.

Resolution:

V.	Other Proposals

Item 1	Proposed by the Board of Directors

Subject: Release the Prohibition on Directors from Participation in Competitive Business under Article 209 of the Company Act.

Explanatory Note:

1.

According to Article 209 of the Company Act, the directors for themselves or others that is within the scope of the company’s business, in line with the actual needs, under the precondition of not interfering with the Company’s interests.

2.	It is proposed that to release the prohibition on the Company’s directors from participation in competitive business.

3.	Please refer to Attachment 10, page 64, for The List of Release the Prohibition on Directors from Participation in Competitive Business.

4.	Based on the foregoing, this proposal is hereby submitted for resolution at the annual shareholders’ meeting.

Resolution:

VI.	Extemporary Motions

VII.	Meeting Adjourned

Attachment 1

Business Report

2019 was a challengeable and opportunities year for ChipMOS. Although there are more business and operating challenge caused by the political and economic uncertainties from US/China tariffs and trade disputes. However, ChipMOS was benefitted from the high penetration rate of large-size flat panel display driver ICs in 4KTV and the strong demand for TDDI products driven by ever-increasing penetration ratio of new smartphone in 2019, and memory products were de-inventorying since the second half of 2019. Revenue of 2019 was the record high of last 5 years, and the gross margin rate was also grown compared to 2018. By cautiously stable operating strategy, in line with industry trend and customer requirements, ChipMOS will keep moving forward expanding the core technologies and product developments to maintain growth momentum and improve profitability. The followings are the major operating results of 2019:

Operating Result

Consolidated revenue for the fiscal year ended December 31, 2019 was NT$20.34 billion, which reflects 10.1% growth from 2018. The consolidated gross margin for the year increased to 19.3%. Regarding to the products, with the increasing of high ASP products, TDDI, the revenue of flat panel display driver IC (DDIC) related products, including gold bump represented 49.4% of 2019 total revenue. Regarding to the memory product, driven by automotive and other new applications & business, Flash product revenue represented 19.7% of 2019 total revenue.

Financial Performance

ChipMOS’ financial situation has been improved over years through the adjustment of the product mix, customer base and business segment served. The net profit to the equity holders and the net earnings per common share were NT$2.58 billion and NT$3.55. Net profit to the equity holders grew 134.3% from the 2018 level of NT$1.1 billion and EPS increased NT$2.18 from NT$1.37 of 2018. Both included a disposal gain, NT$980 million, of sale the partial shares of JMC in April 2019.

Till the end of 2019, the aggregated amount of ChipMOS’ consolidated assets was NT$34.31 billion and the cash and cash equivalents was NT$4.70 billion. The consolidated liabilities was NT$14.65 billion with the consolidated liabilities to assets ratio of 42.7%. The equity attributable to equity holders of the Company was NT$19.65 billion with the Return on Equity (ROE) was 13.7% for 2019.

Technological Developments

Single integrated device, and the thinning & small foot print requirements are driving the packaging technology development with the raising of emerging applications such as AI and 5G, and the popularity of mobile devices. To grasp the opportunity of the development of this industry trend, R&D effort was continuously invested in 2019. We completed the following technologies development results in 2019:

(1).	Bumping & Flip chip technologies: 3P/3M Cu pillar bumping for memory and mixed-signal high pin count products, and flip chip assembly technologies.

(2).	Wafer level packaging: Sputter technology for high depth/width ratio and W/S: 5um/5um and RDL line thickness 3-21um. And multi-PI (Polymer) layers for 3P2M RDL technologies.

(3).	Multi-chip stack and wire technologies: 3P2M RDL 8 dice stacked packaging technologies.

(4).	COF module: reel to reel COF SMT technologies for COF module requirement.

Honors and Awards

ChipMOS is committed to improving the quality of corporate governance and perform corporate social responsibility. In the meantime, we integrated our core business and sustainability vision of ChipMOS to support the UN’s sustainable development goals (SDGs) by specific solid actions. ChipMOS received recognition for achievements in sustainability, environmental protection and corporate social responsibility (CSR) from CommonWealth Magazine, TCSA and EPA of Executive Yuan Taiwan in 2019. ChipMOS awarded from “Top 50 Taiwan Corporate Sustainability Awards” of 2019 Taiwan Corporate Sustainability Awards (TCSA), the Honorary Environmental Protection Enterprise Award & Gold Award of the 1st National Enterprise Environmental Protection Award and 2019 CommonWealth’s CSR Corporate Citizens Award.

Outlook

Keep moving forward to deliver high technology, outstanding quality with reliable packaging and testing solutions are the unwavering principles of ChipMOS since its inception. By catching up the industry trend, grasping the opportunity of product growth and continuously consolidating the company’s product line, ChipMOS could continue to keep moving forward and growing in the intensified market competition under the influence of down cycle and other external issues. In face of more and more severe industrial environments and challenges, ChipMOS will continuously focus on the core technology development and innovation, to cooperate with customers for reducing operating costs. According to our global business strategies, we remain alongside our strategic customers for supporting their product development roadmap to make progress and grow with them in the worldwide market, including Taiwan, China and United States. To maximize value for our shareholders is our endeavor goal.

Looking ahead to 2020 and beyond, although the outlook of Macroeconomics at this stage is uncertain. As a result, ChipMOS will continue to focus on the niche market about automotive electronics and industrial electronics, as well as high-growth markets about smart mobile devices which are driven by the automation in industrial and intellectualized home environments. By offering leading edge and reliable semi-conductor back end turnkey solutions that integrated wafer bumping and assembly, to meet the industry demand and customers’ requirements. Moreover, ChipMOS will actively grasp the growth opportunities of new products such as TDDI and OLED for new specifications of new smart phone demand. ChipMOS is also driving higher efficiency and profit through increased AI and automation to further reduce the operating cost and enhance the revenue per headcount to be able to drive growth in revenue and profitability. We thank you for your continuous support.

Chairman: Shih-Jye Cheng        President: Shih-Jye Cheng        Accounting Officer: Silvia Su

Attachment 2

Audit Committee’s Review Report

The Board of Directors has prepared the Company’s 2019 Business Report, Financial Statements, and proposal for allocation of earnings. The audit firm PricewaterhouseCoopers, Taiwan was retained to audit the Company’s Financial Statements and has issued an audit report. The Business Report, Financial Statements, and earnings allocation proposal have been reviewed and determined to be correct and accurate by the Audit Committee of the Company. According to relevant requirements of Article 14-4 of the Securities and Exchange Act and Article 219 of the Company Act, the Audit Committee hereby submits this report.

ChipMOS TECHNOLOGIES INC.

Convener of the Audit Committee: Chin-Shyh Ou

March 10, 2020

Attachment 3-1

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of ChipMOS TECHNOLOGIES INC.

Opinion

We have audited the accompanying consolidated balance sheets of ChipMOS TECHNOLOGIES INC. and its subsidiaries (the “Group”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for the years then ended, and the notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, based on our audits and the report of other independent accountants, as described in the Other matters section of our report, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2019 and 2018, and its consolidated financial performance and its consolidated cash flows for the years then ended, in accordance with the “Regulations Governing the Preparations of Financial Reports by Securities Issuers” and the International Financial Reporting Standards, International Accounting Standards, IFRIC Interpretations, and SIC Interpretations as endorsed by the Financial Supervisory Commission.

Basis for opinion

We conducted our audits in accordance with the “Regulations Governing Auditing and Attestation of Financial Statements by Certified Public Accountants” and generally accepted auditing standards in the Republic of China (“ROC GAAS”). Our responsibilities under those standards are further described in the Independent Accountant’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Professional Ethics for Certified Public Accountants in the Republic of China (the “Code”), and we have fulfilled our other ethical responsibilities in accordance with this Code. Based on our audits and the report of other independent accountants, we believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole and, in forming our opinion thereon, we do not provide a separate opinion on these matters.

Key audit matters for the Group’s consolidated financial statements of the year ended December 31, 2019 are stated as follows:

Measuring progress towards complete satisfaction of performance obligation

Description

Please refer to Note 4(27) to the consolidated financial statements for the accounting policies on revenue recognition; Note 5(2) for uncertainty of accounting estimates and assumptions of revenue recognition; and Note 6(21) for details of the revenue.

The Group’s revenue is primarily generated from the assembly and testing services of high-integration and high-precision integrated circuits based on customer’s specification, and is recognized based on measuring progress towards complete satisfaction of performance obligation during the service period. For assembly services, services for Liquid Crystal Display and other Flat-Panel Display Driver Semiconductors and Bumping, the Group recognizes revenue on the basis of input costs to the satisfaction of performance obligation relative to the total expected input costs to the satisfaction of that performance obligation. Since the total expected input costs is uncertain and subject to management’s significant estimation, measuring progress towards complete satisfaction of performance obligation was identified as a key audit matter.

How our audit addressed the matter

Our key audit procedures performed in respect of the above included the following:

1.	Interviewed with management to understand and evaluate the accounting policies on revenue recognition, and validated the design and operating effectiveness of respective internal controls.

2.	Validated management’s assessment on progress completion of performance obligation, and tested the logics applied on calculating the progress completion of performance obligation.

3.

Verified the related documents provided by management, validated management reports in relation to the calculation on progress completion of performance obligation, and tested the accuracy of revenue recognition.

Provisions for deficiency compensation

Description

Please refer to Note 4(21) to the consolidated financial statements for the accounting policies on provisions; Note 5(1) for uncertainty of accounting estimates and assumptions of provisions; and Note 6(11) for the details of the provisions for deficiency compensation.

The Group is primarily engaged in assembly and testing services for high-integration and high-precision integrated circuits. In case of deficiencies in the assembly and testing services provided, the Group has to clarify the reason for such deficiencies and attribute responsibilities, and determine whether to provide related provisions. Since the timing and amount of deficiency compensation are uncertain, and subject to management’s significant judgment, the provision for deficiency compensation was identified as a key audit matter.

How our audit addressed the matter

Our key audit procedures performed in respect of the above included the following:

1.	Interviewed with management and verified the internal process on estimating provisions for deficiency compensation, and the consistency of process application during the financial reporting periods.

2.	Validated related documents and evidence provided by management, sampled and tested the reasonableness of providing and reversing provisions for deficiency compensation during the current period.

3.	Reviewed significant payments made subsequent to the reporting period and validated the reasonableness of provisions for deficiency compensation.

Other matters

The report of the other independent accountants

We did not audit the financial statements of a certain investee company accounted for using equity method. Those financial statements were audited by other independent accountants, whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included in the consolidated financial statements and the information on the investee disclosed in Note 13 was based solely on the reports of the other independent accountants. Investments in this investee company amounted to NT$249,793 thousand and NT$406,792 thousand, respectively, representing 0.7% and 1.2% of total consolidated assets as of December 31, 2019 and 2018, and total net comprehensive income including the share of profit and other comprehensive income of associate accounted for using equity method amounted to NT$69,570 thousand and NT$39,245 thousand, representing 2.8% and 3.7% of total consolidated comprehensive income for the years then ended, respectively.

Parent company only financial reports

We have audited and expressed an unmodified opinion on the parent company only financial statements of ChipMOS TECHNOLOGIES INC. as of and for the years ended December 31, 2019 and 2018.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the “Regulations Governing the Preparations of Financial Reports by Securities Issuers” and the International Financial Reporting Standards, International Accounting Standards, IFRIC Interpretations, and SIC Interpretations as endorsed by the Financial Supervisory Commission, and for such internal controls as management determines are necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance, including the Audit Committee, are responsible for overseeing the Group’s financial reporting process.

Independent accountant’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue a report that includes our opinion. Reasonable assurance is a high level of assurance, but it is not a guarantee that an audit conducted in accordance with ROC GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ROC GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

1.

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

2.

Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal controls.

3.	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

4.

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our report. However, future events or conditions may cause the Group to cease to continue as a going concern.

5.

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the footnote disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6.

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group’s audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

/s/ Chun-Yuan Hsiao	/s/ Chih-Cheng Hsieh
Chun-Yuan Hsiao	Chih-Cheng Hsieh
For and on behalf of PricewaterhouseCoopers, Taiwan
March 10, 2020

The accompanying consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying consolidated financial statements and report of independent accountants are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of New Taiwan dollars)

			December 31, 2019		December 31, 2018
Assets		Notes	Amount	%	Amount	%
	Current assets
1100	Cash and cash equivalents	6(1)	$4,704,084	14	$4,642,522	15
1136	Current financial assets at amortized cost	6(2)	168,970	1	169,168	1
1140	Current contract assets	6(21)	377,869	1	299,835	1
1150	Notes receivable, net		765	—	1,595	—
1170	Accounts receivable, net	6(3)	4,452,904	13	4,745,693	14
1180	Accounts receivable—related parties, net		1,045	—	140	—
1200	Other receivables		89,676	—	63,037	—
1210	Other receivables—related parties		2,948	—	3,131	—
1220	Current tax assets		138,941	—	139,595	—
130X	Inventories	6(4)	1,767,642	5	1,778,835	5
1410	Prepayments		57,502	—	44,592	—

11XX	Total current assets		11,762,346	34	11,888,143	36

	Non-current assets
1510	Non-current financial assets at fair value through profit or loss	6(5)	11,038	—	11,471	—
1517	Non-current financial assets at fair value through other comprehensive income	6(6)	121,808	—	174,357	1
1535	Non-current financial assets at amortized cost	6(2) and 8	68,450	—	99,103	—
1550	Investments accounted for using equity method	6(7)	3,392,910	10	3,863,741	11
1600	Property, plant and equipment	6(8) and 8	17,979,444	53	16,819,621	51
1755	Right-of-use assets	6(9)	687,068	2	—	—
1840	Deferred tax assets	6(28)	194,552	1	226,716	1
1920	Refundable deposits		21,145	—	22,006	—
1990	Other non-current assets		67,126	—	28,560	—

15XX	Total non-current assets		22,543,541	66	21,245,575	64

1XXX	Total assets		$34,305,887	100	$33,133,718	100

(Continued)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of New Taiwan dollars)

			December 31, 2019		December 31, 2018
Liabilities and Equity		Notes	Amount	%	Amount	%
	Liabilities
	Current liabilities
2130	Current contract liabilities	6(21)	$1,231	—	$1,432	—
2170	Accounts payable	6(10)	819,548	2	637,271	2
2180	Accounts payable—related parties		—	—	347	—
2200	Other payables		2,977,036	9	3,195,217	10
2220	Other payables—related parties		—	—	218	—
2230	Current tax liabilities		269,672	1	496,704	1
2250	Current provisions	6(11)	1,998	—	29,352	—
2280	Current lease liabilities	6(32)	24,567	—	—	—
2310	Receipts in advance		988	—	1,013	—
2320	Long-term bank loans, current portion	6(13)(32) and 8	748,419	2	747,422	2
2355	Long-term lease obligations payable, current portion	6(14)	—	—	17,792	—
2365	Current refund liabilities	6(12)	26,000	—	32,627	—
2399	Other current liabilities		32,242	—	30,800	—

21XX	Total current liabilities		4,901,701	14	5,190,195	15

	Non-current liabilities
2540	Long-term bank loans	6(13)(32) and 8	8,293,226	24	9,042,096	27
2570	Deferred tax liabilities	6(28)	305,635	1	308,759	1
2580	Non-current lease liabilities	6(32)	668,384	2	—	—
2640	Net defined benefit liability, non-current	6(15)	480,107	2	520,765	2
2645	Guarantee deposits	6(32)	1,095	—	1,092	—
2670	Other non-current liabilities		4,500	—	—	—

25XX	Total non-current liabilities		9,752,947	29	9,872,712	30

2XXX	Total liabilities		14,654,648	43	15,062,907	45

	Equity
	Equity attributable to equity holders of the Company
	Capital stock	6(17)
3110	Capital stock—common stock		7,272,401	21	7,528,577	23
	Capital surplus	6(18)
3200	Capital surplus		6,059,651	17	6,280,482	19
	Retained earnings	6(19)
3310	Legal reserve		1,579,478	5	1,469,170	5
3350	Unappropriated retained earnings		4,759,511	14	3,635,372	11
	Other equity interest	6(20)
3410	Financial statements translation differences of foreign operations		(89,682)	—	14,516	—
3420	Unrealized gain on valuation of financial assets at fair value through other comprehensive income		69,880	—	106,898	—
3490	Unearned employee awards		—	—	(1,701)	—
3500	Treasury stock	6(17)	—	—	(962,503)	(3)

31XX	Equity attributable to equity holders of the Company		19,651,239	57	18,070,811	55

3XXX	Total equity		19,651,239	57	18,070,811	55

	Significant contingent liabilities and unrecognized contract commitments	9
	Significant events after the reporting period	11
3X2X	Total liabilities and equity		$34,305,887	100	$33,133,718	100

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of New Taiwan dollars, except earnings per share)

			Years ended December 31,
			2019			2018
Items		Notes	Amount		%	Amount		%
4000	Revenue	6(21)		$20,337,881	100		$18,480,027	100
5000	Cost of revenue	6(4)(26)(27)		(16,411,742)	(81)		(15,050,032)	(81)

5900	Gross profit			3,926,139	19		3,429,995	19

	Operating expenses	6(26)(27)
6100	Sales and marketing expenses			(56,076)	—		(53,451)	—
6200	General and administrative expenses			(498,241)	(3)		(485,068)	(3)
6300	Research and development expenses			(1,007,631)	(5)		(939,269)	(5)

6000	Total operating expenses			(1,561,948)	(8)		(1,477,788)	(8)

6500	Other income (expenses), net	6(22)		92,928	1		147,514	1

6900	Operating profit			2,457,119	12		2,099,721	12

	Non-operating income (expenses)
7010	Other income	6(23)		75,127	1		58,361	—
7020	Other gains and losses	6(24)		833,261	4		114,709	1
7050	Finance costs	6(25)		(180,262)	(1)		(190,248)	(1)
7060	Share of loss of associates and joint ventures accounted for using equity method	6(7)		(154,926)	(1)		(300,101)	(2)

7000	Total non-operating income (expenses)			573,200	3		(317,279)	(2)

7900	Profit before income tax			3,030,319	15		1,782,442	10
7950	Income tax expense	6(28)		(446,158)	(2)		(679,367)	(4)

8200	Profit for the year			$2,584,161	13		$1,103,075	6

	Other comprehensive income (loss)
8311	Profit (loss) on remeasurements of defined benefit plans	6(15)		$20,916	—		$(59,961)	—
8316	Unrealized (loss) gain on valuation of equity instruments at fair value through other comprehensive income	6(6)		(52,549)	—		85,022	—
8320	Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss			5,732	—		(2,687)	—
8349	Income tax effect on components that will not be reclassified to profit or loss	6(28)		6,327	—		(4,126)	—

8310	Components of other comprehensive (loss) income that will not be reclassified to profit or loss			(19,574)	—		18,248	—

8361	Exchange differences on translation of foreign operations	6(20)		(104,198)	(1)		(51,077)	—

8360	Components of other comprehensive loss that will be reclassified to profit or loss			(104,198)	(1)		(51,077)	—

8300	Other comprehensive loss, net of income tax			($123,772)	(1)		($32,829)	—

8500	Total comprehensive income for the year			$2,460,389	12		$1,070,246	6

9750	Earnings per share - basic	6(29)	$		3.55	$		1.37

9850	Earnings per share - diluted	6(29)	$		3.51	$		1.36

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of New Taiwan dollars)

				Retained earnings		Other equity interest
	Notes	Capital stock —common stock	Capital surplus	Legal reserve	Unappropriated retained earnings	Financial statements translation differences of foreign operations	Unrealized gain (loss) on valuation of financial assets at fair value through other comprehensive income	Unrealized gain (loss) on valuation of available-for- sale financial assets	Unearned employee awards	Treasury stock	Total equity
Year 2018
Balance at January 1, 2018		$8,862,971	$6,288,377	$1,166,517	$3,071,424	$65,593	$—	$678	($54,570)	($1,007,654)	$18,393,336
Effects on initial application of IFRS 9 and IFRS 15		—	—	—	65,050	—	42,843	(678)	—	—	107,215

Adjusted balance at January 1, 2018		8,862,971	6,288,377	1,166,517	3,136,474	65,593	42,843	—	(54,570)	(1,007,654)	18,500,551

Profit for the year		—	—	—	1,103,075	—	—	—	—	—	1,103,075
Other comprehensive (loss) income	6(20)	—	—	—	(45,807)	(51,077)	64,055	—	—	—	(32,829)

Total comprehensive income (loss) for the year		—	—	—	1,057,268	(51,077)	64,055	—	—	—	1,070,246

Appropriation of prior year’s earnings:	6(19)
Legal reserve		—	—	302,653	(302,653)	—	—	—	—	—	—
Cash dividends		—	—	—	(256,806)	—	—	—	—	—	(256,806)
Restricted shares	6(16)	(4,948)	(7,967)	—	1,089	—	—	—	52,869	—	41,043
Capital reduction	6(17)	(1,329,446)	72	—	—	—	—	—	—	45,151	(1,284,223)

Balance at December 31, 2018		$7,528,577	$6,280,482	$1,469,170	$3,635,372	$14,516	$106,898	$—	($1,701)	($962,503)	$18,070,811

Year 2019
Balance at January 1, 2019		$7,528,577	$6,280,482	$1,469,170	$3,635,372	$14,516	$106,898	$—	($1,701)	($962,503)	$18,070,811

Profit for the year		—	—	—	2,584,161	—	—	—	—	—	2,584,161
Other comprehensive income (loss)	6(20)	—	—	—	17,372	(104,198)	(36,946)	—	—	—	(123,772)

Total comprehensive income (loss) for the year		—	—	—	2,601,533	(104,198)	(36,946)	—	—	—	2,460,389

Appropriation of prior year’s earnings:	6(19)
Legal reserve		—	—	110,308	(110,308)	—	—	—	—	—	—
Cash dividends		—	—	—	(872,718)	—	—	—	—	—	(872,718)
Restricted shares	6(16)	(477)	(412)	—	10	—	—	—	1,701	—	822
Cancellation of treasury stock	6(17)	(255,699)	(212,354)	—	(494,450)	—	—	—	—	962,503	—
Disposal of investment accounted for using equity method	6(18)	—	(8,065)	—	72	—	(72)	—	—	—	(8,065)

Balance at December 31, 2019		$7,272,401	$6,059,651	$1,579,478	$4,759,511	($89,682)	$69,880	$—	$—	$—	$19,651,239

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of New Taiwan dollars)

		Years ended December 31,
	Notes	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax		$3,030,319	$1,782,442
Adjustments to reconcile profit (loss)
Depreciation expenses	6(8)(9)(26)	3,731,914	3,376,579
(Reversal of) expected credit losses		(806)	348
Interest expense	6(25)	171,075	152,416
Interest income	6(23)	(64,368)	(49,971)
Dividend income	6(23)	(585)	(571)
Share-based payments	6(16)(27)	822	41,043
Share of loss of associates and joint ventures accounted for using equity method	6(7)	154,926	300,101
Gain on valuation of financial assets at fair value through profit or loss	6(5)(24)	(1,317)	(1,485)
Gain on disposal of property, plant and equipment	6(22)	(20,271)	(14,274)
Impairment loss on property, plant and equipment	6(8)(22)	9,938	—
Gain on disposal of investment accounted for using equity method	6(7)(24)	(981,675)	—
Deferred income		(12,279)	(42,857)
Changes in operating assets and liabilities
Changes in operating assets
Financial assets at fair value through profit or loss		1,750	1,447
Current contract assets		(78,013)	(44,858)
Notes receivable		830	434
Accounts receivable		293,579	(734,129)
Accounts receivable—related parties		(905)	(129)
Other receivables		(8,082)	5,238
Other receivables—related parties		12,437	16,317
Inventories		11,193	(58,101)
Prepayments		(4,333)	46,781
Other non-current assets		6,914	6,914
Changes in operating liabilities
Current contract liabilities		(201)	280
Accounts payable		182,277	(50,689)
Accounts payable—related parties		(347)	121
Other payables		331,207	(301,711)
Other payables—related parties		(218)	182
Current provisions		(27,354)	(27,803)
Current refund liabilities		(6,627)	(37,529)
Other current liabilities		1,442	(475)
Net defined benefit liability, non-current		(19,742)	(17,722)

Cash generated from operations		6,713,500	4,348,339
Interest received		67,105	48,590
Dividends received		20,585	6,184
Interest paid		(171,149)	(154,307)
Income tax paid		(637,169)	(119,473)

Net cash generated from operating activities		5,992,872	4,129,333

(Continued)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of New Taiwan dollars)

		Years ended December 31,
	Notes	2019	2018
CASH FLOWS FROM INVESTING ACTIVITIES
Decrease (increase) in financial assets at amortized cost		$30,851	($198,030)
Acquisition of investments accounted for using equity method	6(7) and 7	—	(794,694)
Proceeds from disposal of investment accounted for using equity method	6(7)	1,180,179	—
Acquisition of property, plant and equipment	6(31)	(5,440,621)	(4,154,198)
Proceeds from disposal of property, plant and equipment		21,434	18,160
Decrease (increase) in refundable deposits		861	(664)
Increase in other non-current assets		(45,480)	—
Increase in other non-current liabilities		4,500	—

Net cash used in investing activities		(4,248,276)	(5,129,426)

CASH FLOWS FROM FINANCING ACTIVITIES	6(32)
Proceeds from short-term bank loans		834,955	1,053,202
Payments on short-term bank loans		(834,955)	(2,022,555)
Payments on lease liabilities		(48,161)	—
Proceeds from long-term bank loans		—	12,663,550
Payments on long-term bank loans		(756,450)	(12,553,300)
Increase (decrease) in guarantee deposits		3	(279)
Cash dividend paid	6(19)	(872,718)	(256,806)
Capital reduction		—	(1,284,223)

Net cash used in financing activities		(1,677,326)	(2,400,411)

Effect of foreign exchange rate changes		(5,708)	7,312

Net increase (decrease) in cash and cash equivalents		61,562	(3,393,192)
Cash and cash equivalents at beginning of year		4,642,522	8,035,714

Cash and cash equivalents at end of year		$4,704,084	$4,642,522

Attachment 3-2

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of ChipMOS TECHNOLOGIES INC.

Opinion

We have audited the accompanying parent company only balance sheets of ChipMOS TECHNOLOGIES INC. (the “Company”) as of December 31, 2019 and 2018, and the related parent company only statements of comprehensive income, of changes in equity and of cash flows for the years then ended, and notes to the parent company only financial statements, including a summary of significant accounting policies.

In our opinion, based on our audits and the report of other independent accountants, as described in the Other matters section of our report, the accompanying parent company only financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for the years then ended in accordance with the “Regulations Governing the Preparations of Financial Reports by Securities Issuers”.

Basis for opinion

We conducted our audits in accordance with the “Regulations Governing Auditing and Attestation of Financial Statements by Certified Public Accountants” and generally accepted auditing standards in the Republic of China (“ROC GAAS”). Our responsibilities under those standards are further described in the Independent Accountant’s Responsibilities for the Audit of the Parent Company Only Financial Statements section of our report. We are independent of the Company in accordance with the Code of Professional Ethics for Certified Public Accountants in the Republic of China (the “Code”), and we have fulfilled our other ethical responsibilities in accordance with this Code. Based on our audits and the report of other independent accountants, we believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the parent company only financial statements of the current period. These matters were addressed in the context of our audit of the parent company only financial statements as a whole and, in forming our opinion thereon, we do not provide a separate opinion on these matters.

Key audit matters for the Company’s parent company only financial statements of the year ended December 31, 2019 are stated as follows:

Measuring progress towards complete satisfaction of performance obligation

Description

Please refer to Note 4(26) to the parent company only financial statements for the accounting policies on revenue recognition; Note 5(2) for uncertainty of accounting estimate and assumptions of revenue recognition; and Note 6(20) for details of the revenue.

The Company’s revenue is primarily generated from the assembly and testing services of high-integration and high-precision integrated circuits based on customer’s specification, and is recognized based on measuring progress towards complete satisfaction of performance obligation during the service period. For assembly services, services for Liquid Crystal Display and other Flat-Panel Display Driver Semiconductors and Bumping, the Company recognizes revenue on the basis of input costs to the satisfaction of performance obligation relative to the total expected input costs to the satisfaction of that performance obligation. Since the total expected input costs is uncertain and subject to management’s significant estimation, measuring progress towards complete satisfaction of performance obligation was identified as a key audit matter.

How our audit addressed the matter

Our key audit procedures performed in respect of the above included the following:

1.	Interviewed with management to understand and evaluate the accounting policies on revenue recognition, and validated the design and operating effectiveness of respective internal controls.

2.	Validated management’s assessment on progress completion of performance obligation and tested the logics applied on calculating the progress completion of performance obligation.

3.

Verified the related documents provided by management, validated management report in relation to the calculation on progress completion of performance obligation, and tested the accuracy of revenue recognition.

Provisions for deficiency compensation

Description

Please refer to Note 4(20) to the parent company only financial statements for the accounting policies on provisions; Note 5(1) for uncertainty of accounting estimate and assumptions of provisions; and Note 6(10) for details of the provisions for deficiency compensation.

The Company is primarily engaged in assembly and testing services for high-integration and high-precision integrated circuits. In case of deficiencies in the assembling and testing services provided, the Company has to clarify the reason for such deficiencies and attribute responsibilities, and determine whether to provide related provisions. Since the timing and amounts of deficiency compensation are uncertain, and subject to management’s significant judgment, the provision for deficiency compensation was identified as a key audit matter.

How our audit addressed the matter

Our key audit procedures performed in respect of the above included the following:

1.	Interviewed with management and verified the internal process on estimating provisions for deficiency compensation, and the consistency of process application during the financial reporting periods.

2.	Validated related documents and evidence provided by management, sampled and tested the reasonableness of providing and reversing provisions for deficiency compensation during the current period.

3.	Reviewed significant payments made subsequent to the reporting period and validated the reasonableness of provisions for deficiency compensation.

Other matters

The report of the other independent accountants

We did not audit the financial statements of a certain investee company accounted for using equity method. Those financial statements were audited by the other independent accountants whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included in the financial statements and the information on the investee disclosed in Note 13 was based solely on the reports of the other independent accountants. Investments in this investee company amounted to NT$249,793 thousand and NT$406,792 thousand, respectively, representing 0.7% and 1.2% of total assets as of December 31, 2019 and 2018, and total net comprehensive income including the share of profit and other comprehensive income of associate accounted for using equity method amounted to NT$69,570 thousand and NT$39,245 thousand, representing 2.8% and 3.7% of total comprehensive income for the years then ended, respectively.

Responsibilities of management and those charged with governance for the financial statements

Management is responsible for the preparation and fair presentation of the parent company only financial statements in accordance with the “Regulations Governing the Preparations of Financial Reports by Securities Issuers”, and for such internal controls as management determines are necessary to enable the preparation of parent company only financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the parent company only financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance, including the Audit Committee, are responsible for overseeing the Company’s financial reporting process.

Independent accountant’s responsibilities for the audit of the parent company only financial statements

Our objectives are to obtain reasonable assurance about whether the parent company only financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue a report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ROC GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these parent company only financial statements.

As part of an audit in accordance with ROC GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

1.

Identify and assess the risks of material misstatement of the parent company only financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

2.

Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls.

3.	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

4.

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our report to the related disclosures in the parent company only financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our report. However, future events or conditions may cause the Company to cease to continue as a going concern.

5.

Evaluate the overall presentation, structure and content of the parent company only financial statements, including the footnote disclosures, and whether the parent company only financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6.

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the parent company only financial statements. We are responsible for the direction, supervision and performance of the Company’s audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding the planned scope and timing of the audit, and significant audit findings including any significant deficiencies in internal controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the parent company only financial statements of the current period and are therefore the key audit matters. We describe these matters in our report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

/s/ Chun-Yuan Hsiao	/s/ Chih-Cheng Hsieh
Chun-Yuan Hsiao	Chih-Cheng Hsieh

For and on behalf of PricewaterhouseCoopers, Taiwan

March 10, 2020

The accompanying parent company only financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying parent company only financial statements and report of independent accountants are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY BALANCE SHEETS

(Expressed in thousands of New Taiwan dollars)

			December 31, 2019		December 31, 2018
Assets		Notes	Amount	%	Amount	%
	Current assets
1100	Cash and cash equivalents	6(1)	$4,619,365	14	$4,589,280	14
1140	Current contract assets	6(20)	377,869	1	299,835	1
1150	Notes receivable, net		765	—	1,595	—
1170	Accounts receivable, net	6(2)	4,452,904	13	4,745,693	14
1180	Accounts receivable—related parties, net		1,045	—	140	—
1200	Other receivables		89,652	—	62,317	—
1210	Other receivables—related parties		2,948	—	3,131	—
1220	Current tax assets		138,941	1	138,941	1
130X	Inventories	6(3)	1,767,642	5	1,778,835	5
1410	Prepayments		57,502	—	44,592	—

11XX	Total current assets		11,508,633	34	11,664,359	35

	Non-current assets
1517	Non-current financial assets at fair value through other comprehensive income	6(4)	121,808	—	174,357	1
1535	Non-current financial assets at amortized cost	6(5) and 8	68,450	—	68,388	—
1550	Investments accounted for using equity method	6(6)	3,660,575	11	4,133,873	12
1600	Property, plant and equipment	6(7) and 8	17,978,949	52	16,818,613	51
1755	Right-of-use assets	6(8)	681,904	2	—	—
1840	Deferred tax assets	6(27)	194,552	1	226,716	1
1920	Refundable deposits		20,322	—	21,162	—
1990	Other non-current assets		67,126	—	28,560	—

15XX	Total non-current assets		22,793,686	66	21,471,669	65

1XXX	Total assets		$34,302,319	100	$33,136,028	100

(Continued)

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY BALANCE SHEETS

(Expressed in thousands of New Taiwan dollars)

			December 31, 2019		December 31, 2018
Liabilities and Equity		Notes	Amount	%	Amount	%
	Liabilities
	Current liabilities
2130	Current contract liabilities	6(20)	$1,231	—	$1,432	—
2170	Accounts payable	6(9)	819,548	2	637,271	2
2180	Accounts payable—related parties		—	—	347	—
2200	Other payables		2,977,036	9	3,195,217	10
2220	Other payables—related parties		2,628	—	2,528	—
2230	Current tax liabilities		268,825	1	496,704	1
2250	Current provisions	6(10)	1,998	—	29,352	—
2280	Current lease liabilities	6(31)	19,218	—	—	—
2310	Receipts in advance		988	—	1,013	—
2320	Long-terms bank loans, current portion	6(12)(31) and 8	748,419	2	747,422	2
2355	Long-term lease obligations payable,	6(13)
	current portion		—	—	17,792	—
2365	Current refund liabilities	6(11)	26,000	—	32,627	—
2399	Other current liabilities		32,242	—	30,800	—

21XX	Total current liabilities		4,898,133	14	5,192,505	15

	Non-current liabilities
2540	Long-terms bank loans	6(12)(31) and 8	8,293,226	24	9,042,096	27
2570	Deferred tax liabilities	6(27)	305,635	1	308,759	1
2580	Non-Current lease liabilities	6(31)	668,384	2	—	—
2640	Net defined benefit liability, non-current	6(14)	480,107	2	520,765	2
2645	Guarantee deposits	6(31)	1,095	—	1,092	—
2670	Other non-current liabilities		4,500	—	—	—

25XX	Total non-current liabilities		9,752,947	29	9,872,712	30

2XXX	Total liabilities		14,651,080	43	15,065,217	45

	Equity
	Capital stock	6(16)
3110	Capital stock—common stock		7,272,401	21	7,528,577	23
	Capital surplus	6(17)
3200	Capital surplus		6,059,651	17	6,280,482	19
	Retained earnings	6(18)
3310	Legal reserve		1,579,478	5	1,469,170	5
3350	Unappropriated retained earnings		4,759,511	14	3,635,372	11
	Other equity interest	6(19)
3400	Other equity interest		(19,802)	—	119,713	—
3500	Treasury stock	6(16)	—	—	(962,503)	(3)

3XXX	Total equity		19,651,239	57	18,070,811	55

	Significant contingent liabilities and unrecognized contract commitments	9
	Significant events after the reporting period	11
3X2X	Total liabilities and equity		$34,302,319	100	$33,136,028	100

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of New Taiwan dollars, except earnings per share)

			Years ended December 31,
			2019		2018
Items		Notes	Amount	%	Amount	%
4000	Revenue	6(20)	$20,337,881	100	$18,480,027	100
5000	Cost of revenue	6(3)(25)(26)	(16,411,742)	(81)	(15,050,032)	(81)

5900	Gross profit		3,926,139	19	3,429,995	19

	Operating expenses	6(25)(26)
6100	Sales and marketing expenses		(88,902)	(1)	(89,043)	(1)
6200	General and administrative expenses		(467,364)	(2)	(425,897)	(2)
6300	Research and development expenses		(1,007,631)	(5)	(939,269)	(5)

6000	Total operating expenses		(1,563,897)	(8)	(1,454,209)	(8)

6500	Other income (expenses), net	6(21)	92,928	1	147,514	1

6900	Operating profit		2,455,170	12	2,123,300	12

	Non-operating income (expenses)
7010	Other income	6(22)	70,226	1	56,481	—
7020	Other gains and losses	6(23)	834,423	4	117,982	1
7050	Finance costs	6(24)	(179,942)	(1)	(190,248)	(1)
7070	Share of profit (loss) of subsidiaries, associates and joint ventures accounted for using equity method	6(6)	(151,587)	(1)	(326,220)	(2)

7000	Total non-operating income (expenses)		573,120	3	(342,005)	(2)

7900	Profit before income tax		3,028,290	15	1,781,295	10
7950	Income tax expense	6(27)	(444,129)	(2)	(678,220)	(4)

8200	Profit for the year		$2,584,161	13	$1,103,075	6

(Continued)

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of New Taiwan dollars, except earnings per share)

			Years ended December 31,
			2019			2018
Items		Notes	Amount		%	Amount		%
	Other comprehensive income (loss)
8311	Profit (loss) on remeasurements of defined benefit plans	6(14)		$20,916	—		($59,961)	—
8316	Unrealized (loss) gain on valuation of equity instruments at fair value through other comprehensive income	6(4)		(52,549)	—		85,022	—
8330	Share of other comprehensive income (loss) of subsidiaries, associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss			5,732	—		(2,687)	—
8349	Income tax effect on components that will not be reclassified to profit or loss	6(27)		6,327	—		(4,126)	—

8310	Components of other comprehensive (loss) income that will not be reclassified to profit or loss			(19,574)	—		18,248	—

8361	Exchange differences on translation of foreign operations	6(19)		(104,198)	(1)		(51,077)	—

8360	Components of other comprehensive loss that will be reclassified to profit or loss			(104,198)	(1)		(51,077)	—

8300	Other comprehensive loss, net of income tax			($123,772)	(1)		($32,829)	—

8500	Total comprehensive income for the year			$2,460,389	12		$1,070,246	6

9750	Earnings per share-basic	6(28)	$		3.55	$		1.37

9850	Earnings per share-diluted	6(28)	$		3.51	$		1.36

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of New Taiwan dollars)

				Retained earnings		Other equity interest
	Notes	Capital stock - common stock	Capital surplus	Legal reserve	Unappropriated retained earnings	Financial statements translation differences of foreign operations	Unrealized gain (loss) on valuation of financial assets at fair value through other comprehensive income	Unrealized gain (loss) on valuation of available-for- sale financial assets	Unearned employee awards	Treasury stock	Total equity
Year 2018
Balance at January 1, 2018		$8,862,971	$6,288,377	$1,166,517	$3,071,424	$65,593	$—	$678	($54,570)	($1,007,654)	$18,393,336
Effects on initial application of IFRS 9 and IFRS 15		—	—	—	65,050	—	42,843	(678)	—	—	107,215

Adjusted balance at January 1, 2018		8,862,971	6,288,377	1,166,517	3,136,474	65,593	42,843	—	(54,570)	(1,007,654)	18,500,551

Profit for the year		—	—	—	1,103,075	—	—	—	—	—	1,103,075
Other comprehensive (loss) income	6(19)	—	—	—	(45,807)	(51,077)	64,055	—	(-)	—	(32,829)

Total comprehensive income (loss) for the year		—	—	—	1,057,268	(51,077)	64,055	—	(-)	—	1,070,246

Appropriation of prior year’s earnings	6(18)
Legal reserve		—	—	302,653	(302,653)	—	—	—	—	—	—
Cash dividends		—	—	—	(256,806)	—	—	—	—	—	(256,806)
Restricted shares	6(15)	(4,948)	(7,967)	—	1,089	—	—	—	52,869	—	41,043
Capital reduction	6(16)	(1,329,446)	72	—	—	—	—	—	—	45,151	(1,284,223)

Balance at December 31, 2018		$7,528,577	$6,280,482	$1,469,170	$3,635,372	$14,516	$106,898	$—	($1,701)	($962,503)	$18,070,811

Year 2019
Balance at January 1, 2019		$7,528,577	$6,280,482	$1,469,170	$3,635,372	$14,516	$106,898	$—	($1,701)	($962,503)	$18,070,811

Profit for the year		—	—	—	2,584,161	—	—	—	—	—	2,584,161
Other comprehensive income (loss)	6(19)	—	—	—	17,372	(104,198)	(36,946)	—	—	—	(123,772)

Total comprehensive income (loss) for the year		—	—	—	2,601,533	(104,198)	(36,946)	—	—	—	2,460,389

Appropriation of prior year’s earnings	6(18)
Legal reserve		—	—	110,308	(110,308)	—	—	—	—	—	—
Cash dividends		—	—	—	(872,718)	—	—	—	—	—	(872,718)
Restricted shares	6(15)	(477)	(412)	—	10	—	—	—	1,701	—	822
Cancellation of treasury stock	6(16)	(255,699)	(212,354)	—	(494,450)	—	—	—	—	962,503	—
Disposal of investment accounted for using equity method	6(17)	—	(8,065)	—	72	—	(72)	—	—	—	(8,065)

Balance at December 31, 2019		$7,272,401	$6,059,651	$1,579,478	$4,759,511	($89,682)	$69,880	$—	$—	$—	$19,651,239

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS

(Expressed in thousands of New Taiwan dollars)

			Years ended December 31,
	Notes		2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax			$3,028,290	$1,781,295
Adjustments to reconcile profit (loss)
Depreciation expenses	6	(7)(8)(25)	3,725,555	3,376,061
(Reversal of) expected credit losses			(806)	348
Interest expense	6	(24)	170,755	152,416
Interest income	6	(22)	(59,467)	(48,091)
Dividend income	6	(22)	(585)	(571)
Share-based payments	6	(15)(26)	822	41,043
Share of loss of subsidiaries and associates accounted for using equity method	6	(6)	151,587	326,220
Gain on valuation of financial assets at fair value through profit or loss	6	(23)	(1,750)	(1,447)
Gain on disposal of property, plant and equipment	6	(21)	(20,271)	(14,274)
Impairment loss on property, plant and equipment	6	(7)(21)	9,938	—
Gain on disposal of investment accounted for using equity method	6	(6)(23)	(981,675)	—
Deferred income			(12,279)	(42,857)
Changes in operating assets and liabilities
Changes in operating assets
Financial assets at fair value through profit or loss			1,750	1,447
Current contract assets			(78,013)	(44,858)
Notes receivable			830	434
Accounts receivable			293,579	(734,129)
Accounts receivable—related parties			(905)	(129)
Other receivables			(8,079)	3,337
Other receivables—related parties			12,437	16,317
Inventories			11,193	(58,101)
Prepayments			(4,333)	46,781
Other non-current assets			6,914	6,914
Changes in operating liabilities
Current contract liabilities			(201)	280
Accounts payable			182,277	(50,689)
Accounts payable—related parties			(347)	121
Other payables			330,886	(235,417)
Other payables—related parties			100	55
Current provisions			(27,354)	(27,803)
Current refund liabilities			(6,627)	(37,529)
Other current liabilities			1,442	(475)
Net defined benefit liability, non-current			(19,742)	(17,722)

Cash generated from operations			6,705,921	4,438,977
Interest received			61,507	47,430
Dividends received			20,585	6,184
Interest paid			(170,830)	(154,307)
Income tax paid			(636,642)	(116,881)

Net cash generated from operating activities			5,980,541	4,221,403

(Continued)

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS

(Expressed in thousands of New Taiwan dollars)

		Years ended December 31,
	Notes	2019	2018
CASH FLOWS FROM INVESTING ACTIVITIES
(Increase) decrease in financial assets at amortized cost		($62)	$1,853
Acquisition of investments accounted for using equity method	6(6) and 7	—	(89,280)
Proceeds from disposal of investment accounted for using equity method	6(6)	1,180,179	—
Acquisition of property, plant and equipment	6(30)	(5,440,574)	(4,153,915
Proceeds from disposal of property, plant and equipment		21,434	18,160
Decrease (increase) in refundable deposits		840	(637)
Increase in other non-current assets		(45,480)	—
Increase in other non-current liabilities		4,500	—

Net cash used in investing activities		(4,279,163)	(4,223,819)

CASH FLOWS FROM FINANCING ACTIVITIES	6(31)
Proceeds from short-term bank loans		834,955	1,053,202
Payments on short-term bank loans		(834,955)	(2,022,555)
Payments on lease liabilities		(42,128)	—
Proceeds from long-term bank loans		—	12,663,550
Payments on long-term bank loans		(756,450)	(12,553,300)
Increase (decrease) in guarantee deposits		3	(279)
Cash dividend paid	6(18)	872,718	(256,806)
Capital reduction		—	(1,284,223)

Net cash used in financing activities		(1,671,293)	(2,400,411)

Net increase (decrease) in cash and cash equivalents		30,085	(2,402,827)
Cash and cash equivalents at beginning of year		$4,589,280	6,992,107

Cash and cash equivalents at end of year		$4,619,365	$4,589,280

Attachment 4

ChipMOS TECHNOLOGIES INC.

Earnings Distribution Proposal

of 2019

	Unit: NT$
Items	Amount	Note
Unappropriated retained earnings at January 1, 2019	$2,652,346,597
Add: Share-based payment transaction	8,710
Add: Remeasurement of defined benefit plans	16,732,865
Add: Impact from investment accounted for using equity method	711,079
Less: Cancellation of treasury stock	(494,449,834)

Adjusted balance at January 1, 2019	2,175,349,417
After tax earnings of year 2019	2,584,161,413
Less: Appropriation of legal reserve	(258,416,141)
Less: Appropriation of special reserve	(19,802,233)

Retained earnings available for distribution as of December 31, 2019	4,481,292,456

Distribution items
Dividends to shareholders (NT$1.8 per share)	(1,309,032,227)

Unappropriated retained earnings at December 31, 2019	$3,172,260,229

Note: 1.	As of December 31, 2019, the number of the Company’s outstanding shares entitled to participate in distribution are 727,240,126 shares.

2.	The distribution of less than $1 (fractional share) cash dividends are recognized as other income.

3.	Special reserve appropriated according to the statutory provisions.

Chairman: Shih-Jye Cheng	President:Shih-Jye Cheng	Accounting Officer: Silvia Su

Attachment 5

ChipMOS TECHNOLOGIES INC.

Comparison Table for the Amendments of

the Procedures for Ethical Management and Guidelines for Conduct

Article After Amendment	Article Before Amendment	Note

Article 6

The company shall designate the corporate governance workshop as the solely responsible unit (hereinafter, “responsible unit”) under the board of directors and avail itself of adequate resources and staff itself with competent personnel, in charge of the amendment, implementation, interpretation, and advisory services with respect to these Procedures and Guidelines, the recording and filing of reports, and the monitoring of implementation. The responsible unit shall be in charge of the following matters and also submit regular reports (at least once a year) to the board of directors:

Article 6

The company shall designate the corporate governance workshop as the solely responsible unit (hereinafter, “responsible unit”) under the board of directors l, in charge of the amendment, implementation, interpretation, and advisory services with respect to these Procedures and Guidelines, the recording and filing of reports, and the monitoring of implementation. The responsible unit shall be in charge of the following matters and also submit regular reports to the board of directors:

Amend pursuant to the amendment of certain articles of the Ethical Corporate Management Best Practice Principles for TWSE/GTSM Listed Companies

1 Assisting in incorporating ethics and moral values into the company’s business strategy and adopting appropriate prevention measures against corruption and malfeasance to ensure ethical management in compliance with the requirements of laws and regulations	1 Assisting in incorporating ethics and moral values into the company’s business strategy and adopting appropriate prevention measures against corruption and malfeasance to ensure ethical management in compliance with the requirements of laws and regulations

2 Analyzing and assessing on a regular basis the risk of involvement in unethical conduct within the business scope, adopting accordingly programs to prevent unethical conduct and setting out in each program the standard operating procedures and conduct guidelines with respect to the company’s operations and business.	2 Adopting programs to prevent unethical conduct and setting out in each program the standard operating procedures and conduct guidelines with respect to the company’s operations and business.

Article After Amendment	Article Before Amendment	Note
3 Planning the internal organization, structure, and allocation of responsibilities and setting up check-and-balance mechanisms for mutual supervision of the business activities within the business scope which are possibly at a higher risk for unethical conduct.	3 Planning the internal organization, structure, and allocation of responsibilities and setting up check-and-balance mechanisms for mutual supervision of the business activities within the business scope which are possibly at a higher risk for unethical conduct.

4 Promoting and coordinating awareness and educational activities with respect to ethics policy.	4 Promoting and coordinating awareness and educational activities with respect to ethics policy.

5 Developing a whistle-blowing system and ensuring its operating effectiveness.	5 Developing a whistle-blowing system and ensuring its operating effectiveness.

6 Assisting the board of directors and management in auditing and assessing whether the prevention measures taken for the purpose of implementing ethical management are effectively operating, and preparing reports on the regular assessment of compliance with ethical management in operating procedures	6 Assisting the board of directors and management in auditing and assessing whether the prevention measures taken for the purpose of implementing ethical management are effectively operating, and preparing reports on the regular assessment of compliance with ethical management in operating procedures

7 Compiling and properly maintaining the documented information on the ethical management policy and its statement of compliance, implementation of commitments and implementation.

Article 13

When a Company director, supervisor, officer or other stakeholder attending or present at a board meeting, or the juristic person represented thereby, has a juristic person represented thereby, has a Governing Procedure stake any agenda item in the meeting, that director, supervisor, officer or stakeholder shall state the important aspects of the stake in the meeting and, where there is a likelihood that the interests of this Corporation would be prejudiced, may not participate in the discussion or vote on that proposal, shall recuse himself or herself from any discussion and voting, and may not exercise voting rights as proxy on behalf of another director. The directors shall exercise discipline among themselves, and may not support each other in an inappropriate manner.

Article 13

When a Company director, supervisor, officer or other stakeholder attending or present at a board meeting, or the stake in the meeting, that director, supervisor, officer or stakeholder shall state the important aspects of the stake in the meeting and, where there is a likelihood that the interests of this Corporation would be prejudiced, may not participate in the discussion or vote on that proposal, shall recuse himself or herself from any discussion and voting, and may not exercise voting rights as proxy on behalf of another director. The directors shall exercise discipline among themselves, and may not support each other in an inappropriate manner.

Amend pursuant to the amendment of certain articles of the Regulations for Board of Directors Meetings of Public Companies and Company Act

Article After Amendment	Article Before Amendment	Note
Where the spouse, a blood relative within the second degree of kinship of a director, or any company which has a controlling or subordinate relation with a director has interests in the matters under discussion in the meeting of the preceding paragraph, such director shall be deemed to have a personal interest in the matter.

If in the course of conducting company business, any personnel of the company discovers that a potential conflict of interest exists involving themselves or the juristic person that they represent, or that they or their spouse, parents, children, or a person with whom they have a relationship of interest is likely to obtain improper benefits, the personnel shall report the relevant matters to both his or her immediate supervisor and the responsible unit, and the immediate supervisor shall provide the personnel with proper instructions.	If in the course of conducting company business, any personnel of the company discovers that a potential conflict of interest exists involving themselves or the juristic person that they represent, or that they or their spouse, parents, children, or a person with whom they have a relationship of interest is likely to obtain improper benefits, the personnel shall report the relevant matters to both his or her immediate supervisor and the responsible unit, and the immediate supervisor shall provide the personnel with proper instructions.

No personnel of the company may use company resources on commercial activities other than those of the company, nor may any personnel’s job performance be affected by his or her involvement in the commercial activities other than those of the company.	No personnel of the company may use company resources on commercial activities other than those of the company, nor may any personnel’s job performance be affected by his or her involvement in the commercial activities other than those of the company.

Article After Amendment	Article Before Amendment	Note

Article 18

The company shall require directors and senior management to issue a statement of compliance with the ethical management policy and require in the terms of employment that employees comply with such policy.

	Article 18	Amend pursuant to the amendment of certain articles of the Ethical Corporate Management Best Practice Principles for TWSE/GTSM Listed Companies
The company shall disclose its policy of ethical management in its internal rules, annual reports, on the company’s websites, and in other promotional materials, and shall make timely announcements of the policy in events held for outside parties such as product launches and investor press conferences, in order to make its suppliers, customers, and other business-related institutions and personnel fully aware of its principles and rules with respect to ethical management.	The company shall disclose its policy of ethical management in its internal rules, annual reports, on the company’s websites, and in other promotional materials, and shall make timely announcements of the policy in events held for outside parties such as product launches and investor press conferences, in order to make its suppliers, customers, and other business-related institutions and personnel fully aware of its principles and rules with respect to ethical management.

Article 26

The company shall establish effective accounting systems and internal control systems for business activities possibly at a higher risk of being involved in an unethical conduct, not have under-the-table accounts or keep secret accounts, and conduct reviews regularly so as to ensure that the design and enforcement of the systems are showing results.

Amend pursuant to the amendment of certain articles of the Ethical Corporate Management Best Practice Principles for TWSE/GTSM Listed Companies

The internal office shall devise relevant audit plans based on the results of assessment of the risk of involvement in unethical conduct, and examine accordingly the compliance with the prevention programs. The internal audit office may engage a certified public accountant to carry out the audit, and may engage professionals to assist if necessary. The results of examination writing in the form of an audit report to be submitted to the board of directors.

Article After Amendment	Article Before Amendment	Note
Article 27 These Procedures and Guidelines, and any amendments hereto, shall be implemented after adoption by resolution of the board of directors, and shall be reported to the shareholders meeting.	Article 26 These Procedures and Guidelines, and any amendments hereto, shall be implemented after adoption by resolution of the board of directors, and shall be reported to the shareholders meeting.	Change the Article Number

The Procedures and Guidelines were adopted on August 13, 2013. The first amendment was made on March 12, 2015. The second amendment was made on November 10, 2016. The third amendment was made on August 10, 2017. The fourth amendment was made on March 10, 2020.	The Procedures and Guidelines were adopted on August 13, 2013. The first amendment was made on March 12, 2015. The second amendment was made on November 10, 2016. The third amendment was made on August 10, 2017.	Incorporate in the Date of this amendment

Attachment 6

ChipMOS TECHNOLOGIES INC.

Comparison Table for the Amendments to

the Corporate Social Responsibility Best Practice Principle

Article After Amendment	Article Before Amendment	Note

Article 3

In fulfilling corporate social responsibility initiatives, the company shall, in its corporate management guidelines and business operations, give due consideration to the rights and interests of stakeholders and, while pursuing sustainable operations and profits, also give due consideration to the environment, society and corporate governance.

Article 3

In fulfilling corporate social responsibility initiatives, the company shall, in its corporate management guidelines and business operations, give due consideration to the rights and interests of stakeholders and, while pursuing sustainable operations and profits, also give due consideration to the environment, society and corporate governance.

Amend pursuant to the amendment of certain articles of the Corporate Social Responsibility Best Practice Principles for TWSE/GTSM Listed Companies
The company should conduct risk assessments on environmental, social and corporate governance issues related to the company’s operations and formulate relevant risk management policies or strategies in accordance with the principle of materiality

Article 5

The company shall take into consideration the correlation between the development of domestic and international corporate social responsibility principles and corporate core business operations, and the effect of the operation of individual companies and of their respective business groups as a whole on stakeholders, in establishing their policies, systems or relevant management guidelines, and concrete promotion plans for corporate social responsibility programs, which shall be approved by the board of directors.

Article 5

The company shall take into consideration the correlation between the development of domestic and international corporate social responsibility principles and corporate core business operations, and the effect of the operation of individual companies and of their respective business groups as a whole on stakeholders, in establishing their policies, systems or relevant management guidelines, and concrete promotion plans for corporate social responsibility programs, which shall be approved by the board of directors and then reported to the shareholders’ meeting.

Refer to Industry Practice

Article After Amendment	Article Before Amendment	Note

Article 6

The company is advised to follow the Corporate Governance Best Practice Principles, the Procedures for Ethical Management and Guidelines for Conduct and the Code of Ethical conduct to establish effective corporate governance frameworks and relevant ethical standards so as to enhance corporate governance.

Article 6

The company is advised to follow the Corporate Governance Best Practice Principles, the Code of Ethical Management and the Code of Ethical Conduct to establish effective corporate governance frameworks and relevant ethical standards so as to enhance corporate governance.

Amend the Name of Procedures

Article 7

The directors of the company shall exercise the due care of good administrators to urge the company to perform its corporate social responsibility initiatives, examine the results of the implementation thereof from time to time and continually make adjustments so as to ensure the thorough implementation of its corporate social responsibility policies.

The board of directors of the company is advised to give full consideration to the interests of stakeholders, including the following matters, in the company’s performance of its corporate social responsibility initiatives:

Article 7

The directors of the company shall exercise the due care of good administrators to urge the company to perform its corporate social responsibility initiatives, examine the results of the implementation thereof from time to time and continually make adjustments so as to ensure the thorough implementation of its corporate social responsibility policies.

The board of directors of the company is advised, including the following matters, in the company’s performance of its corporate social responsibility initiatives:

Amend pursuant to the amendment of certain articles of the Corporate Social Responsibility Best Practice Principles for TWSE/GTSM Listed Companies

Article 17 The company is advised to assess the potential risks and opportunities of climate change to the company now and in the future, and take actions on climate-related issues.	Article 17	Amend pursuant to the amendment of certain articles of the Corporate Social Responsibility Best Practice Principles for TWSE/GTSM Listed Companies

Article After Amendment	Article Before Amendment	Note

The company is advised to adopt standards or guidelines generally used in Taiwan and abroad to enforce corporate greenhouse gas inventory and to make disclosures thereof, the scope of which shall include the following:

Direct greenhouse gas emissions: emissions from operations that are owned or controlled by the company. Indirect greenhouse gas emissions: emissions resulting from the generation of externally purchased or acquired electricity, heating, or steam.

The company is advised to count greenhouse gas emissions, water consumption, and total weight of waste, and establish company strategies for energy conservation, carbon and greenhouse gas reduction, water use reduction, and other waste management Such strategies should include obtaining carbon credits to promote and minimize the impact of their business operations on climate change.

The company is advised to adopt standards or guidelines generally used in Taiwan and abroad to enforce corporate greenhouse gas inventory and to make disclosures thereof, the scope of which shall include the following:

Direct greenhouse gas emissions: emissions from operations that are owned or controlled by the company. Indirect greenhouse gas emissions: emissions resulting from the generation of externally purchased or acquired electricity, heating, or steam.

The company is advised to monitor the impact of climate change on their operations and should establish company strategies for energy conservation and carbon and greenhouse gas reduction based upon their operations and the result of a greenhouse gas inventory. Such strategies should include obtaining carbon credits to promote and minimize the impact of their business operations on climate change.

Article 21

The company is advised to create an environment conducive to the development of their employees’ careers and establish effective training programs to foster career skills.

The company shall establish and implement the reasonable employee welfare measures (including salary, vacation and other benefits), appropriately reflect the corporate business performance or achievements in the employee remuneration policy, to ensure the recruitment, retention, and motivation of human resources, and achieve the objective of sustainable operations.

Article 21

The company is advised to create an environment conducive to the development of their employees’ careers and establish effective training programs to foster career skills.

The company shall appropriately reflect the corporate business performance or achievements in the employee remuneration policy, to ensure the recruitment, retention, and motivation of human resources, and achieve the objective of sustainable operations.

Amend pursuant to the amendment of certain articles of the Corporate Social Responsibility Best Practice Principles for TWSE/GTSM Listed Companies

Article After Amendment	Article Before Amendment	Note

Article 22-1

The company is advised to treat customers or consumers of its products or services in a fair and reasonable manner, including according to the following principles: fairness and good faith in contracting, duty of care and fiduciary duty, truthfulness in advertising and soliciting, fitness of products or services, notification and disclosure, commensuration between compensation and performance, protection of the right to complain, professionalism of salespersons etc. Said company shall also develop the relevant strategies and specific measures for implementation.

	None	Amend pursuant to the amendment of certain articles of the Corporate Social Responsibility Best Practice Principles for TWSE/GTSM Listed Companies

Article 24

The company shall ensure the quality of their products and services by following the laws and regulations of the government and relevant standards of their industries.

The company shall follow relevant laws, regulations and international guidelines when customer health and safety, customer privacy, marketing or labeling their products and services and shall not deceive, mislead, commit fraud or engage in any other acts which would betray consumers’ trust or damage consumers’ rights or interests.

Article 24

The company shall ensure the quality of their products and services by following the laws and regulations of the government and relevant standards of their industries.

The company shall follow relevant laws, regulations and international guidelines when marketing or labeling their products and services and shall not deceive, mislead, commit fraud or engage in any other acts which would betray consumers’ trust or damage consumers’ rights or interests.

Amend pursuant to the amendment of certain articles of the Corporate Social Responsibility Best Practice Principles for TWSE/GTSM Listed Companies

Article After Amendment	Article Before Amendment	Note

Article 26

The company is advised to assess the impact their procurement has on society as well as the environment of the community that they are procuring from, and shall cooperate with their suppliers to jointly implement the corporate social responsibility initiative.

The company is advised to formulate supplier management policies that require suppliers to follow relevant regulations on issues such as environmental protection, occupational safety and health or labor human rights, and prior to engaging in commercial dealings, the company is advised to assess whether there is any record of a supplier’s impact on the environment and society, and avoid conducting transactions with those against corporate social responsibility policy. When the company enters into a contract with any of their major suppliers, the content should include terms stipulating mutual compliance with corporate social responsibility policy, and that the contract may be terminated or rescinded any time if the supplier has violated such policy and has caused significant negative impact on the environment and society of the community of the supply source.

Article 26

The company is advised to assess the impact their procurement has on society as well as the environment of the community that they are procuring from, and shall cooperate with their suppliers to jointly implement the corporate social responsibility initiative.

Prior to engaging in commercial dealings, the company is advised to assess whether there is any record of a supplier’s impact on the environment and society, and avoid conducting transactions with those against corporate social responsibility policy. When the company enters into a contract with any of their major suppliers, the content should include terms stipulating mutual compliance with corporate social responsibility policy, and that the contract may be terminated or rescinded any time if the supplier has violated such policy and has caused significant negative impact on the environment and society of the community of the supply source.

Amend pursuant to the amendment of certain articles of the Corporate Social Responsibility Best Practice Principles for TWSE/GTSM Listed Companies

Article 27

The company shall evaluate the impact of their business operations on the community, and adequately employ personnel from the location of the business operations, to enhance community acceptance. The company is advised to, through equity investment, commercial activities, endowments, volunteering service or other charitable professional services etc., dedicate resources to organizations that commercially resolve social or environmental issues, participate in events held by citizen organizations, charities and local government agencies relating to community development and community education to promote community development.

Article 27

The company shall evaluate the impact of their business operations on the community, and adequately employ personnel from the location of the business operations, to enhance community acceptance. The company is advised to, through commercial activities, endowments, volunteering service or other charitable professional services etc., participate in events held by citizen organizations, charities and local government agencies relating to community development and community education to promote community development.

Amend pursuant to the amendment of certain articles of the Corporate Social Responsibility Best Practice Principles for TWSE/GTSM Listed Companies

Article After Amendment	Article Before Amendment	Note

Article 31

The Principles shall become effective from the date it is approved by the board of directors’ meeting. The same applies in case of amendment. The Principles were adopted on August 13, 2013. The first amendment was made on March 12, 2015. The third amendment was made on April 23, 2020.

Article 31

The Principles shall become effective from the date it is approved by the board of directors’ meeting and then reported to the shareholders’ meeting. The same applies in case of amendment. The Principles were adopted on August 13, 2013. The first amendment was made on March 12, 2015.

Refer to Industry Practice and Incorporate in the Date of this amendment

Attachment 7

ChipMOS TECHNOLOGIES INC.

Comparison Table for the Amendments to

Articles of Incorporation

Article After Amendment	Article Before Amendment	Note

Article 5

The Company establishes its head office in Hsinchu Science Park, and may, when necessary, establish branches domestically or abroad in accordance with the laws and regulations by the resolution of the board of directors and with the approval of the competent authorities

Article 5

The Company establishes its head office in Hsinchu Science Park, and may, when necessary, establish branches domestically or abroad in accordance with the laws and regulations by the resolution of the board of directors and with the approval of the competent authorities

Change Chinese name of Hsinchu Science Park

Article 11

Meetings of the shareholders are of two kinds: annual meetings and special meetings. Annual meetings shall be held at least once a year by the board of directors in accordance with the law within six months after the close of each fiscal year. Special meetings shall be convened by the board of directors whenever necessary according to the law. The audit committee may also convene a special meeting in accordance with the law when it deems necessary. In case a shareholder is unable to attend the shareholders’ meeting, he or she may appoint a representative to attend the meeting by issuing a letter of proxy prepared by the Company in which the scope of proxy shall be indicated with the signature and chop affixed. The use of the letter of proxy shall comply with Article 177 of the Company Act and the Regulations Governing the Use of Proxies for Attendance at Shareholder Meetings of Public Companies.

Article 11

Meetings of the shareholders are of two kinds: annual meetings and special meetings. Annual meetings shall be held at least once a year by the board of directors in accordance with the law within six months after the close of each fiscal year. Special meetings shall be convened by the board of directors whenever necessary according to the law. The audit committee may also convene a special meeting in accordance with the law when it deems necessary. In case a shareholder is unable to attend the shareholders’ meeting, he or she may appoint a representative to attend the meeting by issuing a letter of proxy prepared by the Company in which the scope of proxy shall be indicated with the signature and chop affixed. The use of the letter of proxy shall comply with Article 177 of the Company Act and the Regulations Governing the Use of Proxies for Attendance at Shareholder Meetings of Public Companies.

Comply with the regulatory compliance of corporate governance, all of listed companies in Taiwan shall adopt e-voting for their shareholders meetings by 2018

Article After Amendment	Article Before Amendment	Note
The voting at the shareholders’ meeting of the Company shall adopt exercise of voting rights by electronic means and may adopt exercise of voting rights by correspondence. The method of exercise shall be conducted in accordance with the relevant laws and regulations.	The voting at the shareholders’ meeting of the Company may be conducted in written form or via electronic methods. The written or electronic voting shall be conducted in accordance with the relevant laws and regulations.

Article 11-1

The Company shall notify the shareholders of the shareholders’ meetings thirty days in advance of an annual meeting, and fifteen days in advance of a special meeting. The meeting notice shall set forth the date, time, place and purposes of the meeting. If the shareholders to be notified agree, notices of the shareholders’ meeting may be provided via electronic methods pursuant to the Electronic Signatures Act.

Article 11-1

The Company shall notify the shareholders of the shareholders’ meetings thirty days in advance of an annual meeting, and fifteen days in advance of a special meeting. The meeting notice shall set forth the date, time, place and purposes of the meeting. If the shareholders to be notified agree, notices of the shareholders’ meeting may be provided via electronic methods pursuant to the Electronic Signatures Act.

Amend pursuant to the amendment of certain articles of Company Act

Matters pertaining to election or discharge of directors and supervisors, alteration of the Articles of Incorporation, reduction of capital, application for the approval of ceasing its status as a public company, approval of competing with the company by directors, surplus profit distributed in the form of new shares, reserve distributed in the form of new shares, dissolution, merger, spin-off, or any matters as set forth in Paragraph I, Article 185 of the Company Act shall be itemized in the causes or subjects to be described and the essential contents shall be explained in the notice to convene a meeting of shareholders, and shall not be brought up as extemporary motions; the essential contents may be posted on the website designated by the competent authority in charge of securities affairs or the company, and such website shall be indicated in the above notice.

The meeting convened by the shareholders’ meeting has specified the full re-election of directors, and stated the date of appointment. After the election of the shareholders’ meeting is completed, the same meeting shall not change its appointment date by temporary motion or other methods

Article After Amendment	Article Before Amendment	Note

Article 15

The resolutions of a shareholders’ meeting shall be recorded in the meeting minutes, which shall be signed or stamped by the chairperson and secretary of the meeting and shall be distributed to the shareholders within twenty days after the meeting. The minutes of the shareholders’ meeting shall include the date, place, name of the chairperson, resolution methods, brief of the meeting and the voting results (including the numbers of votes). If there is the election of directors at the shareholders’ meeting, the numbers of votes with which they were elected shall be announced, and shall be kept in the custody of the Company for the duration of the Company. The sign-in book of the shareholders and the letters of proxy shall be kept in the custody of the Company for at least one year, provided however, if there is a litigation involved, the sign-in book of the shareholders and the letters of proxy shall be kept until the litigation is closed.

Article 15

The resolutions of a shareholders’ meeting shall be recorded in the meeting minutes, which shall be signed or stamped by the chairperson and secretary of the meeting and shall be distributed to the shareholders within twenty days after the meeting. The minutes of the shareholders’ meeting shall include the date, place, name of the chairperson, resolution methods, brief of the meeting and the results of the meeting, and shall be kept in the custody of the Company for the duration of the Company. The sign-in book of the shareholders and the letters of proxy shall be kept in the custody of the Company for at least one year, provided however, if there is a litigation involved, the sign-in book of the shareholders and the letters of proxy shall be kept until the litigation is closed.

Amend refer to the suggestion of Asian Corporate Governance Association

Article After Amendment	Article Before Amendment	Note
The making and distribution of the meeting minutes in the preceding paragraph may be made by electronic methods. The company which is a public company may distribute the meeting minutes by making a public announcement.	The making and distribution of the meeting minutes in the preceding paragraph may be made by electronic methods. The company which is a public company may distribute the meeting minutes by making a public announcement.

Article 16-1

The Company shall have independent directors in accordance with Article 14-2 of the Securities and Exchange Act. Among the directors, there shall be three to five independent directors, the total number of which shall not be less than one-fifth of the directors.

The chairman and president or the same position are the same person or spouse or first-degree relatives. There must be at least four independent directors and more than half of the directors should not serve as employees or managers

Article 16-1

The Company shall have independent directors in accordance with Article 14-2 of the Securities and Exchange Act. Among the directors, there shall be three to five independent directors, the total number of which shall not be less than one-fifth of the directors.

Amend refer to New Version of Corporate Governance Roadmap

The professional qualifications, shareholding, term, restrictions on holding concurrent positions, and other requirements of the independent directors shall be handled in accordance with relevant laws and regulations promulgated by securities authorities. In case the sole shareholder of the Company is an institutional shareholder, the independent directors shall be appointed by such institutional shareholder and the preceding paragraph shall not be applicable.	The professional qualifications, shareholding, term, restrictions on holding concurrent positions, and other requirements of the independent directors shall be handled in accordance with relevant laws and regulations promulgated by securities authorities. In case the sole shareholder of the Company is an institutional shareholder, the independent directors shall be appointed by such institutional shareholder and the preceding paragraph shall not be applicable.

Article 21-2

The Company should purchase liability insurance for its directors and independent directors in relation to the liabilities to be borne by them under the law for the performance of their responsibilities during the office term.

Article 21-2

The Company may purchase liability insurance for its directors and independent directors in relation to the liabilities to be borne by them under the law for the performance of their responsibilities during the office term.

Amend pursuant to the amendment of certain articles of Directions for Compliance with the Establishment of Board of Directors by TWSE Listed Companies and the Board’s Exercise of Powers

Article After Amendment	Article Before Amendment	Note

Article 28

These Articles of Incorporation are agreed upon and signed by all the promoters of the Company on July 17, 1997. The first amendment was made on April 27, 1998. The second amendment was made on May 18, 2000. The third amendment was made on June 5, 2002. The fourth amendment was made on June 26, 2003. The fifth amendment was made on June 11, 2004. The sixth amendment was made on June 15, 2005. The seventh amendment was made on August 2, 2005. The eighth amendment was made on June 15, 2006. The ninth amendment was made on April 12, 2007. The tenth amendment was made on June 28, 2007. The eleventh amendment was made on December 17, 2007. The twelfth amendment was made on March 30, 2010. The thirteenth amendment was made on June 22, 2012. The fourteenth amendment was made on June 17, 2013. The fifteenth amendment was made on December 30, 2014. The sixteenth amendment was made on January 28, 2016. The seventeenth amendment was made on May 26, 2017. The eighteenth amendment was made on June 10, 2019. The nineteenth amendment was made on June 9, 2020.

Article 28

These Articles of Incorporation are agreed upon and signed by all the promoters of the Company on July 17, 1997. The first amendment was made on April 27, 1998. The second amendment was made on May 18, 2000. The third amendment was made on June 5, 2002. The fourth amendment was made on June 26, 2003. The fifth amendment was made on June 11, 2004. The sixth amendment was made on June 15, 2005. The seventh amendment was made on August 2, 2005. The eighth amendment was made on June 15, 2006. The ninth amendment was made on April 12, 2007. The tenth amendment was made on June 28, 2007. The eleventh amendment was made on December 17, 2007. The twelfth amendment was made on March 30, 2010. The thirteenth amendment was made on June 22, 2012. The fourteenth amendment was made on June 17, 2013. The fifteenth amendment was made on December 30, 2014. The sixteenth amendment was made on January 28, 2016. The seventeenth amendment was made on May 26, 2017. The eighteenth amendment was made on June 10, 2019

Incorporate in the Date of this Amendment

Attachment 8

ChipMOS TECHNOLOGIES INC.

Comparison Table for the Amendments to

the Rules of Procedure for Shareholders’ Meeting

Article After Amendment	Article Before Amendment	Note
II The Company shall specify the time and place for shareholders’ sign-in and others noticeable in the Meeting notice.	II The Company shall specify the time and place for shareholders’ sign-in and others noticeable in the Meeting notice.	The company has set up Audit Committee, so delete the wording of supervisor(s)

The time of shareholders’ sign-in shall be 30 minutes or earlier before the Meeting begins. The place for sign-in shall be indicated expressly and operated by adequate staff. A shareholder or his/her proxy shall attend the Meeting upon the attendance certificate, attendance card, or other certificates of attendance. Solicitors soliciting proxy forms shall also bring identification documents for verification.	The time of shareholders’ sign-in shall be 30 minutes or earlier before the Meeting begins. The place for sign-in shall be indicated expressly and operated by adequate staff. A shareholder or his/her proxy shall attend the Meeting upon the attendance certificate, attendance card, or other certificates of attendance. Solicitors soliciting proxy forms shall also bring identification documents for verification.

The Company shall furnish attending shareholders with an attendance book to sign, or attending shareholders may hand in a sign-in card instead of signing in.	The Company shall furnish attending shareholders with an attendance book to sign, or attending shareholders may hand in a sign-in card instead of signing in.

The Company shall furnish attending shareholders with the meeting agenda, annual report, attendance certificate, speech note, ballots and other related meeting documents.	The Company shall furnish attending shareholders with the meeting agenda, annual report, attendance certificate, speech note, ballots and other related meeting documents.

Election ballots shall be furnished as well in the event that director(s) will be elected in that Meeting.	Election ballots shall be furnished as well in the event that director(s) and/or supervisor(s) will be elected in that Meeting.

Any government or juristic person shareholder which is a shareholder of the Company may designate more than one person as its representatives to attend the Meeting.	Any government or juristic person shareholder which is a shareholder of the Company may designate more than one person as its representatives to attend the Meeting.

Article After Amendment	Article Before Amendment	Note

IX

A shareholder holding 1% or more of the total issued shares of the Company may submit to the Company a written proposal for discussion at an annual Meeting. However, each of such shareholders can only submit 1 proposal. Otherwise, all of his/her proposals shall not be included in the meeting agenda. But a shareholder’s proposal proposed for urging a company to promote public interests or fulfill its social responsibilities may still be included in the list of proposals to be discussed at a regular meeting of shareholders by the board of directors. In the event that any proposal made by a shareholder falls within the scope of the circumstances set forth in any subparagraph of Paragraph 4 of Article 172-1 of the Company Act, the Board may exclude such proposal from the meeting agenda.

IX

A shareholder holding 1% or more of the total issued shares of the Company may submit to the Company a written proposal for discussion at an annual Meeting. However, each of such shareholders can only submit 1 proposal. Otherwise, all of his/her proposals shall not be included in the meeting agenda. In the event that any proposal made by a shareholder falls within the scope of the circumstances set forth in any subparagraph of Paragraph 4 of Article 172-1 of the Company Act, the Board may exclude such proposal from the meeting agenda.

Amend pursuant to the amendment of certain articles of Company Act

The Company shall, prior to the date on which transfer registration is suspended for the convention of an annual Meeting, give a public announcement regarding the period, method and places for shareholders to submit proposals. Such period shall not be less than 10 days.	The Company shall, prior to the date on which transfer registration is suspended for the convention of an annual Meeting, give a public announcement regarding the period and places for shareholders to submit proposals. Such period shall not be less than 10 days.

A shareholder’s proposal shall be limited to 300 words. Any proposal with a text length that exceeds 300 words shall be excluded from the agenda. The shareholder who submitted a proposal shall attend the annual Meeting in person or by his/her proxy to participate in the discussion regarding the proposal made by him/her.	A shareholder’s proposal shall be limited to 300 words. Any proposal with a text length that exceeds 300 words shall be excluded from the agenda. The shareholder who submitted a proposal shall attend the annual Meeting in person or by his/her proxy to participate in the discussion regarding the proposal made by him/her.

Article After Amendment	Article Before Amendment	Note
The Company shall, prior to the date of Meeting notice issuance, inform the shareholders who submitted proposals the proposal screening result, and shall list the proposals that conform to this Article in the Meeting notice. At the Meeting, the Board shall explain the reasons for exclusion of any shareholder’s proposal in the meeting agenda.	The Company shall, prior to the date of Meeting notice issuance, inform the shareholders who submitted proposals the proposal screening result, and shall list the proposals that conform to this Article in the Meeting notice. At the Meeting, the Board shall explain the reasons for exclusion of any shareholder’s proposal in the meeting agenda.

If a Meeting is convened by the Board, the meeting agenda shall be provided by the Board, The meeting shall proceed in the order set by the agenda (including extraordinary motions and revision of original proposal) which may not be changed without a resolution of the shareholders meeting.	If a Meeting is convened by the Board, the meeting agenda shall be provided by the Board. The Meeting shall proceed in accordance with the meeting agenda, unless otherwise resolved by the Meeting.

The preceding paragraph shall apply mutatis mutandis to cases where the Meeting is convened by a person, other than the Board, who is entitled to convene such Meeting.	The preceding paragraph shall apply mutatis mutandis to cases where the Meeting is convened by a person, other than the Board, who is entitled to convene such Meeting.

The chairman shall not announce adjournment of the Meeting until the agenda set in the two preceding paragraphs (including the special motions) is duly resolved by the Meeting.	The chairman shall not announce adjournment of the Meeting until the agenda set in the two preceding paragraphs (including the special motions) is duly resolved by the Meeting.

After the Meeting is adjourned, shareholders shall not designate another chairman to continue the Meeting at the same or other place. However, in the event that the chairman violates the Rules and Procedures and announces the adjournment of the Meeting, shareholders may designate one person among themselves by a majority of votes represented by shareholders present at the Meeting to act as the chairman and continue the Meeting.	After the Meeting is adjourned, shareholders shall not designate another chairman to continue the Meeting at the same or other place. However, in the event that the chairman violates the Rules and Procedures and announces the adjournment of the Meeting, shareholders may designate one person among themselves by a majority of votes represented by shareholders present at the Meeting to act as the chairman and continue the Meeting.

Article After Amendment	Article Before Amendment	Note

XI

Unless otherwise permitted by the chairman, each shareholder shall not speak more than two times for each proposal. Each speech shall not take more than 5 minutes. In the event that any speech of any shareholder violates this provision or exceeds the scope of the proposal, the chairman may stop the speech of such shareholder

XI

Unless otherwise permitted by the chairman, each shareholder shall not speak more than two times for each proposal. Each speech shall not take more than 5 minutes. In the event that any speech of any shareholder violates this provision or exceeds the scope of the proposal, the chairman may stop the speech of such shareholder

Amend Chinese punctuation

XIV The chairman may announce to end the discussion of any resolution and go into voting if the chairman deems it appropriate for voting.	XIV The chairman may announce to end the discussion of any resolution and go into voting.	To avoid affecting shareholders’ equity due to excessively restricting the voting time by the chairman

XV

The person(s) to supervise and the person(s) to record the ballots during a vote by casting ballots shall be designated by the chairman. However, the person(s) supervising the recording of the ballots shall be shareholders of the Company. Vote counting for shareholders’ meeting proposals or elections shall be conducted in publicly venue of the Meeting. The voting results, including the total number of votes, shall be announced on-site immediately and recorded in the Meeting minutes.

XV

The person(s) to supervise and the person(s) to record the ballots during a vote by casting ballots shall be designated by the chairman. However, the person(s) supervising the recording of the ballots shall be shareholders of the Company. Vote counting for shareholders’ meeting proposals or elections shall be conducted in publicly venue of the Meeting. The voting results, including the total number of votes, shall be announced on-site immediately and recorded in the Meeting minutes.

The company has set up Audit Committee, so delete the wording of supervisor(s)

Article After Amendment	Article Before Amendment	Note
Election of directors at the Meeting shall be in accordance with Company’s relevant election rules. Results of the election, including the roster of directors and the total number of the votes, shall be announced on-site immediately.	Election of directors and/or supervisors at the Meeting shall be in accordance with Company’s relevant election rules. Results of the election, including the roster of directors and/or supervisors and the total number of the votes, shall be announced on-site immediately.

The ballots for the elections set forth in the preceding paragraph shall be sealed and signed by the persons monitoring the ballots and properly kept for at least 1 year.	The ballots for the elections set forth in the preceding paragraph shall be sealed and signed by the persons monitoring the ballots and properly kept for at least 1 year.

However, if a shareholder files a lawsuit pursuant to Article 189 of the Company Act, such ballots shall be kept until the conclusion of such litigation.	However, if a shareholder files a lawsuit pursuant to Article 189 of the Company Act, such ballots shall be kept until the conclusion of such litigation.

XVIII

Shareholders of the Company should exercise their voting rights by electronic and in writing means. When voting rights are exercised in writing or by electronic method, the method of exercise shall be specified in the meeting notice. Shareholders who exercised their voting rights in writing or by electronic method shall be deemed as attended the Meeting in person. However, such shareholders’ voting rights in respect to the special motions and amendments to the original proposals at the Meeting shall be deemed to be waived by such shareholders.

XVIII

Shareholders of the Company may exercise their voting rights in writing or by electronic method. When voting rights are exercised in writing or by electronic method, the method of exercise shall be specified in the meeting notice. Shareholders who exercised their voting rights in writing or by electronic method shall be deemed as attended the Meeting in person. However, such shareholders’ voting rights in respect to the special motions and amendments to the original proposals at the Meeting shall be deemed to be waived by such shareholders.

Comply with the regulatory compliance of corporate governance, all of listed companies in Taiwan shall adopt e-voting for their shareholders meetings by 2018

Article After Amendment	Article Before Amendment	Note
The shareholder who intends to exercise his/her voting rights in writing or by electronic method as stated in the preceding paragraph shall serve the Company his/her voting rights exercising result in writing (the “Voting Exercising”) no later than two (2) days prior to the Meeting. If two or more Voting Exercising is received by the Company from one shareholder, the first one received by the Company shall prevail, unless the later one is sent to revoke the previous one.	The shareholder who intends to exercise his/her voting rights in writing or by electronic method as stated in the preceding paragraph shall serve the Company his/her voting rights exercising result in writing (the “Voting Exercising”) no later than two (2) days prior to the Meeting. If two or more Voting Exercising is received by the Company from one shareholder, the first one received by the Company shall prevail, unless the later one is sent to revoke the previous one.

The shareholder who has exercised his/her voting rights in writing or by electronic method and thereafter wants to attend the Meeting in person shall revoke his/her Voting	The shareholder who has exercised his/her voting rights in writing or by electronic method and thereafter wants to attend the Meeting in person shall revoke his/her Voting

Exercising via the same method he/she took previously to serve his/her Voting Exercising to the Company by at least two (2) day before the Meeting. In the event that the shareholder fails to revoke his/her Voting Exercising on time, the Voting Exercising shall prevail. If a shareholder has exercised his/her voting right in writing or by electronic method but also appoints a proxy by power of attorney to attend the Meeting, the voting rights exercised by the proxy shall prevail. Unless otherwise provided in the Company Act or the Articles of Incorporation, a resolution of the Meeting shall be adopted by a majority of votes represented by shareholders present at the Meeting.	Exercising via the same method he/she took previously to serve his/her Voting Exercising to the Company by at least two (2) day before the Meeting. In the event that the shareholder fails to revoke his/her Voting Exercising on time, the Voting Exercising shall prevail. If a shareholder has exercised his/her voting right in writing or by electronic method but also appoints a proxy by power of attorney to attend the Meeting, the voting rights exercised by the proxy shall prevail. Unless otherwise provided in the Company Act or the Articles of Incorporation, a resolution of the Meeting shall be adopted by a majority of votes represented by shareholders present at the Meeting. However, if there is no objection, after consulted by the chairman, it shall be deemed as adopted and its effectiveness is same as the resolution of vote.

Article After Amendment	Article Before Amendment	Note

XXII

These Rules and Procedures shall become effective from the date it is approved by the Meeting. The same applies in case of amendment. The Rules and Procedures were adopted on April 27, 1998. The first amendment was made on June 5, 2002. The second amendment was made on April 12, 2007. The third amendment was made on June 17, 2013. The fourth amendment was made on June 3, 2015. The fifth amendment was made on June 9, 20 20.

XXII

These Rules and Procedures shall become effective from the date it is approved by the Meeting. The same applies in case of amendment. The Rules and Procedures were adopted on April 27, 1998. The first amendment was made on June 5, 2002. The second amendment was made on April 12, 2007. The third amendment was made on June 17, 2013. The fourth amendment was made on June 3, 2015

Incorporate in the Date of this Amendment

Attachment 9

ChipMOS TECHNOLOGIES INC.

Comparison Table for the Amendments of

the Rules for Election of Directors and Independent Directors

Article After Amendment	Article Before Amendment	Note
Article 3-1 The election of the Directors and independent Directors of the Company shall adopt the candidate nomination system according to Article 192-1 of the Company Act.	Article 3-1 The election of the Directors and independent Directors of the Company shall adopt the candidate nomination system according to Article 192-1 of the Company Act.	To comply with the amendments of Articles of Incorporation and make certain wording adjustments

If the number of Directors falls below five due to the removal of one or more Directors of the Company for any reason, the Company shall elect new Directors to fill such vacancies at its next shareholders’ meeting. If the vacancies of the board of Directors reaches one third of the total number of the board of Directors’ seats prescribed in its Articles of Incorporation, the Company shall call a special shareholders’ meeting within 60 days from the occurrence of such event and elect Directors to fill the vacancies.	If the number of Directors falls below five due to the removal of one or more Directors of the Company for any reason, the Company shall elect new Directors to fill such vacancies at its next shareholders’ meeting. If the vacancies of the board of Directors reaches one third of the total number of the board of Directors’ seats prescribed in its Articles of Incorporation, the Company shall call a special shareholders’ meeting within 60 days from the occurrence of such event and elect Directors to fill the vacancies.

Article After Amendment	Article Before Amendment	Note
If the number of Independent Directors falls below the requirement under Article 14-2, Paragraph 1 Article 14-4, Paragraph 1 and 2 of the Securities and Exchange Act, the related provisions of the Taiwan Stock Exchange Corporation Rules Governing Review of Securities Listings, and Subparagraph 8 of the Standards for Determining Unsuitability for TPEx Listing under Article 10, Paragraph 1 of the Taipei Exchange Rules Governing the Review of Securities for Trading on the TPEx, an election shall be held at the next shareholders’ meeting to fill such vacancy. In the event where all the Independent Directors are removed, the Company shall call a special shareholders’ meeting within 60 days from the occurrence of such event to elect new Independent Directors to fill the vacancies.	If the number of Independent Directors falls below the requirement under Article 14-2, Paragraph 1 of the Securities and Exchange Act, the related provisions of the Taiwan Stock Exchange Corporation Rules Governing Review of Securities Listings, and Subparagraph 8 of the Standards for Determining Unsuitability for TPEx Listing under Article 10, Paragraph 1 of the Taipei Exchange Rules Governing the Review of Securities for Trading on the TPEx, an election shall be held at the next shareholders’ meeting to fill such vacancy. In the event where all the Independent Directors are removed, the Company shall call a special shareholders’ meeting within 60 days from the occurrence of such event to elect new Independent Directors to fill the vacancies.

Correction should be made within three months of discovering a violation of Article 16-1 of Articles of Incorporation.

Article 5

The qualifications of Independent Directors of the Company shall comply with Article 2, Article 3 and Article 4 of the Regulations Governing the Appointment of Independent Directors and Compliance Matters for Public Companies.

Article 5

The qualifications of Independent Directors of the Company shall comply with Article 2, Article 3 and Article 4 of the Regulations Governing the Appointment of Independent Directors and Compliance Matters for Public Companies.

Making Chinese adjustments

The election of Independent Directors of the Company shall comply with Article 5, Article 6, Article 7, Article 8 and Article 9 of the Regulations Governing the Appointment of Independent Directors and Compliance Matters for Public Companies and Article 24 of the Corporate Governance Best Practice Principles for TWSE/TPEx Listed Companies	The election of Independent Directors of the Company shall comply with Article 5, Article 6, Article 7, Article 8 and Article 9 of the Regulations Governing the Appointment of Independent Directors and Compliance Matters for Public Companies and Article 24 of the Corporate Governance Best Practice Principles for TWSE/TPEx Listed Companies

Article After Amendment	Article Before Amendment	Note

Article 15

The Rules and any revision thereof shall become effective after approval at the shareholders’ meeting. The Rules was enacted on April 15, 1999. The first amendment thereof was made on February 26, 2003. The second amendment thereof was made on April 12, 2007. The third amendment thereof was made on June 22, 2012. The fourth amendment thereof was made on June 3, 2015. The fifth amendment thereof was made on June 10, 2019. The sixth amendment thereof was made on June 9, 2020.

Article 15

The Rules and any revision thereof shall become effective after approval at the shareholders’ meeting. The Rules was enacted on April 15, 1999. The first amendment thereof was made on February 26, 2003. The second amendment thereof was made on April 12, 2007. The third amendment thereof was made on June 22, 2012. The fourth amendment thereof was made on June 3, 2015. The fifth amendment thereof was made on June 10, 2019.

The numbering of this Article is changed and date of this amendment is added.

Attachment 10

ChipMOS TECHNOLOGIES INC.

The List of Release the Prohibition on Directors

from Participation in Competitive Business

Title	Name	Current positions at the other company
Director	Bright Yeh (representative, Siliconware Precision Industries Co., Ltd.)	Director of Siliconware Technology (SuZhou) Ltd.

Appendix 1

ChipMOS TECHNOLOGIES INC.

Rules of Procedure for Shareholders’ Meeting

I	Shareholders’ meeting of the Company (“Meeting”) shall be conducted in accordance with this Rules of Procedure for Shareholders’ Meeting (the “Rules”).

II	The Company shall specify the time and place for shareholders’ sign-in and others noticeable in the Meeting notice.

The time of shareholders’ sign-in shall be 30 minutes or earlier before the Meeting begins. The place for sign-in shall be indicated expressly and operated by adequate staff.

A shareholder or his/her proxy shall attend the Meeting upon the attendance certificate, attendance card, or other certificates of attendance. Solicitors soliciting proxy forms shall also bring identification documents for verification.

The Company shall furnish attending shareholders with an attendance book to sign, or attending shareholders may hand in a sign-in card instead of signing in.

The Company shall furnish attending shareholders with the meeting agenda, annual report, attendance certificate, speech note, ballots and other related meeting documents. Election ballots shall be furnished as well in the event that director(s) and/or supervisor(s) will be elected in that Meeting.

Any government or juristic person shareholder which is a shareholder of the Company may designate more than one person as its representatives to attend the Meeting.

III	Attendance and voting at the Meeting shall be based on the number of shares.

IV

The venue for convening the Meeting shall be the location of the Company, or other appropriate place that is convenient for shareholders to attend, and suitable for the Meeting. The time to start the Meeting shall not be earlier than 9:00 a.m. or later than 3:00 p.m.

V

If the Meeting is convened by the Board of Directors (the “Board”), the Chairman of the Board shall be the chairman presiding over the Meeting, and it is advisable to have a majority of the directors of the Board and at least one members of the Audit Committee to attend the Meeting and record their attendance in the minutes of the Meeting. If the Chairman is on leave or cannot exercise his power and authority for any cause, he/she shall designate one of the directors to act in his/her stead. If the Chairman of the Board does not designate any proxy, directors shall elect one from among themselves to preside over the Meeting.

The director who assumes the acting chair of the Meeting pursuant to the preceding paragraph shall hold an office at least 6 months above and fully understand the situation of finance and business of the Company. The same applies in the case which the chairman is the representative of juristic person shareholder.

If the Meeting is convened by any other person entitled to convene the Meeting instead of the Board, such person shall preside over the Meeting.

VI	The Company may designate its lawyers, certified public accounts or relevant persons to attend the Meeting. Persons handling affairs of the Meeting shall wear an identification card or a badge.

VII	The Company shall record on audio and video tape continuously the entire proceedings of shareholders’ sign-in, Meeting procedures, casting votes and counting votes.

The recording referred to in the preceding paragraph shall be preserved for at least one year. If, however, a shareholder files a lawsuit pursuant to Article 189 of the Company Act, the recording shall be retained until the conclusion of the litigation.

VIII

The calculation of the attendance of the Meeting shall be based on the shares represented. The number of shares in attendance shall be calculated in accordance with the attendance book or submitted sign-in cards plus the number of shares whose voting rights exercised in writing or by electronic method.

The chairman shall call the Meeting to order at the time scheduled for the Meeting. However, when the attending shareholders do not represent a majority of the total issued shares of the Company, the chairman may postpone the time for Meeting. The postponements shall be limited to two times at the most and Meeting shall not be postponed for longer than one hour in the aggregate. If, after two postponements, the attending shareholders still represent less than one third of the total issued shares of Company, the chairman shall declare the meeting adjourned.

If the quorum is not met after two postponements as referred to in the preceding paragraph, but the attending shareholders represent one third or more of the total issued shares, a tentative resolution may be adopted pursuant to Paragraph 1 of Article 175 of the Company Act; all shareholders shall be notified of the tentative resolution and another Meeting shall be convened within 1 month.

When, prior to conclusion of the Meeting, the attending shareholders represent a majority of the total issued shares, the chairman may resubmit the tentative resolution for a vote by the Meeting pursuant to Article 174 of the Company Act.

IX

A shareholder holding 1% or more of the total issued shares of the Company may submit to the Company a written proposal for discussion at an annual Meeting. However, each of such shareholders can only submit 1 proposal. Otherwise, all of his/her proposals shall not be included in the meeting agenda. In the event that any proposal made by a shareholder falls within the scope of the circumstances set forth in any subparagraph of Paragraph 4 of Article 172-1 of the Company Act, the Board may exclude such proposal from the meeting agenda.

The Company shall, prior to the date on which transfer registration is suspended for the convention of an annual Meeting, give a public announcement regarding the period and places for shareholders to submit proposals. Such period shall not be less than 10 days.

A shareholder’s proposal shall be limited to 300 words. Any proposal with a text length that exceeds 300 words shall be excluded from the agenda. The shareholder who submitted a proposal shall attend the annual Meeting in person or by his/her proxy to participate in the discussion regarding the proposal made by him/her.

The Company shall, prior to the date of Meeting notice issuance, inform the shareholders who submitted proposals the proposal screening result, and shall list the proposals that conform to this Article in the Meeting notice. At the Meeting, the Board shall explain the reasons for exclusion of any shareholder’s proposal in the meeting agenda.

If a Meeting is convened by the Board, the meeting agenda shall be provided by the Board. The Meeting shall proceed in accordance with the meeting agenda, unless otherwise resolved by the Meeting.

The preceding paragraph shall apply mutatis mutandis to cases where the Meeting is convened by a person, other than the Board, who is entitled to convene such Meeting.

The chairman shall not announce adjournment of the Meeting until the agenda set in the two preceding paragraphs (including the special motions) is duly resolved by the Meeting. After the Meeting is adjourned, shareholders shall not designate another chairman to continue the Meeting at the same or other place. However, in the event that the chairman violates the Rules and announces the adjournment of the Meeting, shareholders may designate one person among themselves by a majority of votes represented by shareholders present at the Meeting to act as the chairman and continue the Meeting.

X

A shareholder who wishes to speak in the Meeting shall first fill out a speech note, specifying therein the summary of the speech, his/her shareholder’s number (or the number of his/her attendance certificate) and the name of the shareholder. The sequence of speeches by shareholders should be decided by the chairman. Any shareholder who present at the Meeting submits his/her speech note but does not actually speak in the Meeting shall be deemed as no such speech has been made. If the contents of the speech of the shareholder are inconsistent with the contents of the speech note, the contents of actual speech shall prevail. Unless otherwise permitted by the chairman and the shareholder in speaking, no shareholder shall interrupt the speeches of other shareholders; otherwise the chairman shall stop such interruption immediately.

XI

Unless otherwise permitted by the chairman, each shareholder shall not speak more than two times for each proposal. Each speech shall not take more than 5 minutes. In the event that any speech of any shareholder violates this provision or exceeds the scope of the proposal, the chairman may stop the speech of such shareholder.

XII

When a juristic person is appointed to attend the Meeting as proxy, it may designate only one person to represent it in the Meeting. If a juristic person shareholder designates two or more representatives to represent it at the Meeting, only one of the representatives so designated can speak for one proposal.

XIII	After the speech of a shareholder, the chairman may respond by himself/herself or appoint an appropriate person to do so.

XIV	The chairman may announce to end the discussion of any resolution and go into voting if the chairman deems it appropriate for voting.

XV

The person(s) to supervise and the person(s) to record the ballots during a vote by casting ballots shall be designated by the chairman. However, the person(s) supervising the recording of the ballots shall be shareholders of the Company. Vote counting for shareholders’ meeting proposals or elections shall be conducted in publicly venue of the Meeting. The voting results, including the total number of votes, shall be announced on-site immediately and recorded in the Meeting minutes.

Election of directors and/or supervisors at the Meeting shall be in accordance with Company’s relevant election rules. Results of the election, including the roster of directors and/or supervisors and the total number of the votes, shall be announced on-site immediately.

The ballots for the elections set forth in the preceding paragraph shall be sealed and signed by the persons monitoring the ballots and properly kept for at least 1 year. However, if a shareholder files a lawsuit pursuant to Article 189 of the Company Act, such ballots shall be kept until the conclusion of such litigation.

XVI	During the Meeting, the chairman may set time for intermission at his/her discretion.

XVII

During the Meeting, the chairman may set time for intermission at his/her discretion. In the event of any force majeure, the chairman may suspend the Meeting temporarily and announce the time which the Meeting will be resumed subject to the actual situation.

If a Meeting cannot be finished with the agenda (including special motions) while the arranged venue of the Meeting can no longer be used, a resolution to find another place to continue the Meeting may be adopted.

A resolution may be adopted to postpone or continue the Meeting within 5 days according to Article 182 of the Company Act.

XVIII

Shareholders of the Company may exercise their voting rights in writing or by electronic method. When voting rights are exercised in writing or by electronic method, the method of exercise shall be specified in the meeting notice. Shareholders who exercised their voting rights in writing or by electronic method shall be deemed as attended the Meeting in person. However, such shareholders’ voting rights in respect to the special motions and amendments to the original proposals at the Meeting shall be deemed to be waived by such shareholders.

The shareholder who intends to exercise his/her voting rights in writing or by electronic method as stated in the preceding paragraph shall serve the Company his/her voting rights exercising result in writing (the “Voting Exercising”) no later than two (2) days prior to the Meeting. If two or more Voting Exercising is received by the Company from one shareholder, the first one received by the Company shall prevail, unless the later one is sent to revoke the previous one.

The shareholder who has exercised his/her voting rights in writing or by electronic method and thereafter wants to attend the Meeting in person shall revoke his/her Voting Exercising via the same method he/she took previously to serve his/her Voting Exercising to the Company by at least two (2) day before the Meeting. In the event that the shareholder fails to revoke his/her Voting Exercising on time, the Voting Exercising shall prevail. If a shareholder has exercised his/her voting right in writing or by electronic method but also appoints a proxy by power of attorney to attend the Meeting, the voting rights exercised by the proxy shall prevail.

Unless otherwise provided in the Company Act or the Articles of Incorporation, a resolution of the Meeting shall be adopted by a majority of votes represented by shareholders present at the Meeting. However, if there is no objection, after consulted by the chairman, it shall be deemed as adopted and its effectiveness is same as the resolution of vote.

XIX

If there is an amendment or alternative for a proposal, the chairman shall determine the sequence of voting for the amended proposal and the original proposal. If any one of the above has been resolved, the others shall be deemed vetoed and no further voting is necessary.

XX

The chairman may engage disciplinary officers (or security personnel) to assist to keep the order of the Meeting. Such disciplinary officers (or security personnel) shall wear a badge marked “Disciplinary Officers”.

XXI	In regard to all matters not provided herein, the provisions provided in the Company Act and the Articles of Incorporation of the Company shall govern.

XXII

The Rules shall become effective from the date it is approved by the Meeting. The same applies in case of amendment. The Rules were adopted on April 27, 1998. The first amendment was made on June 5, 2002. The second amendment was made on April 12, 2007. The third amendment was made on June 17, 2013. The fourth amendment was made on June 3, 2015.

Appendix 2

ChipMOS TECHNOLOGIES INC.

Articles of Incorporation

SECTION I GENERAL PROVISIONS

Article 1

The Company has been incorporated as a company limited by shares under the Company Act. The name of the Company is “南茂科技股份有限公司” in Chinese, and “ChipMOS TECHNOLOGIES INC.” in English.

Article 2

The scope of business of the Company shall be as follows:

CC01080 Electronic Parts and Components Manufacturing, I501010 Product Designing,

F119010 Wholesale of Electronic Materials,

CC01120 Data Storage Media Manufacturing and Duplicating, and

F401010 International Trade (limited to the import and export of the registered business items)

The research, development, production, manufacturing, and sales of the products listed below:

1. Assembly and testing services for functional highly integrated memory semiconductors (principal products are DRAM with 64Mb, 256Mb and above).

2. Assembly and testing services for mixed-signal products and its modules.

3. Assembly and testing services for flat-panel display (FPD) driver ICs and FPD driver modules.

4. LCOS optical engine sub-systems.

5. Surface-mount technology and its related products.

6. Trading (import and export) of the products relating to the above.

Article 3

The Company may conduct investment which is necessary for its business operations, and may act as a shareholder with limited liability of another company by the resolution of the Board of Directors. The total amount of the Company’s investment shall not be subject to the restriction of the total amount of the investment provided in Article 13 of the Company Act.

Article 4

The Company may provide guarantee for its affiliated companies as required by its business operations in accordance with the operational procedures for endorsements and guarantees.

Article 5

The Company establishes its head office in Hsinchu Science Park, and may, when necessary, establish branches domestically or abroad in accordance with the laws and regulations by the resolution of the board of directors and with the approval of the competent authorities.

Article 6

Public announcements of the Company shall be made in accordance with Article 28 of the Company Act.

SECTION II CAPITALSTOCK

Article 7

The total capital of the Company shall be in the amount of 9,700,000,000 New Taiwan Dollars, divided into 970,000,000 shares, of which the par value is 10 New Taiwan Dollars per share. For the shares not yet issued, the board of directors is authorized to issue such shares in installments based on the actual need.

970,000,000 New Taiwan Dollars included in the total capital under paragraph 1, which is equivalent to 97,000,000 shares at a par value of 10 New Taiwan Dollars each, shall be reserved for the employee stock options. The board of directors is authorized to issue such shares in installments based on the actual need.

Article 7-1

If the Company issues the employee stock options after the Company has been listed on a stock exchange, the Company may issue the employee stock options at a price below the market price; provided however, that such issuance shall be adopted by two-thirds or more of the shareholders present at a shareholders’ meeting who represent the majority of the total number of issued shares. The employee stock options may be issued in installments within a year after the resolution of the shareholders’ meeting.

In the event that the Company buys back treasury stocks and transfers them to the employees at a price below the average buy-back price, before making the transfer, the Company shall obtain the approval of two-thirds or more of the shareholders present at a shareholders’ meeting who represent the majority of the total number of issued shares.

Article 7-2

The employees entitled to receive treasury stock bought back by the company in accordance with the Company Act may include employees of parents or subsidiaries of the Company meeting certain specific requirements.

The employees entitled to receive share subscription warrants may include employees of parents or subsidiaries of the Company meeting certain specific requirements.

When the Company issues new shares, the employees entitled to subscribe the new shares may include employees of parents or subsidiaries of the Company meeting certain specific requirements.

The employees entitled to receive restricted stock may include employees of parents or subsidiaries of the Company meeting certain specific requirements.

Article 8

The stock certificates of the Company shall be in a name-bearing form, and shall be made in accordance with the relevant regulations of the Company Act. The shares may be issued without printing share certificates; provided however, that the shares issued without share certificates shall be registered with a centralized securities depository enterprise.

Article 9

All shareholders shall file their respective chop specimen with the Company for the Company’s record. The chop specimen shall be used for identification in drawing dividends or exercising shareholders’ rights in written form. Share transfer, bestow, creation and rescission of share pledge, loss, destruction or other matters related to the shares shall be conducted in accordance with the Regulations Governing the Administration of Shareholder Services of Public Companies and other related laws and regulations. The matters related to the shares of the Company shall be conducted in accordance with the Regulations Governing the Administration of Shareholder Services of Public Companies and related laws and regulations.

Article 10

Registration for transfer of shares shall be suspended sixty days prior to the date of an annual meeting of the shareholders, thirty days prior to the date of a special meeting of the shareholders, or five days prior to the record day for the distribution of dividend, bonus, or any other benefit by the Company.

SECTION III SHAREHOLDERS’ MEETING

Article 11

Meetings of the shareholders are of two kinds: annual meetings and special meetings. Annual meetings shall be held at least once a year by the board of directors in accordance with the law within six months after the close of each fiscal year. Special meetings shall be convened by the board of directors whenever necessary according to the law. The audit committee may also convene a special meeting in accordance with the law when it deems necessary.

In case a shareholder is unable to attend the shareholders’ meeting, he or she may appoint a representative to attend the meeting by issuing a letter of proxy prepared by the Company in which the scope of proxy shall be indicated with the signature and chop affixed. The use of the letter of proxy shall comply with Article 177 of the Company Act and the Regulations Governing the Use of Proxies for Attendance at Shareholder Meetings of Public Companies.

The voting at the shareholders’ meeting of the Company may be conducted in written form or via electronic methods. The written or electronic voting shall be conducted in accordance with the relevant laws and regulations.

Article 11-1

The Company shall notify the shareholders of the shareholders’ meetings thirty days in advance of an annual meeting, and fifteen days in advance of a special meeting. The meeting notice shall set forth the date, time, place and purposes of the meeting.

If the shareholders to be notified agree, notices of the shareholders’ meeting may be provided via electronic methods pursuant to the Electronic Signatures Act.

Article 11-2

Shareholders who hold 1% or more of the total issued shares may propose a matter to be discussed at the annual shareholders’ meeting in writing. The relevant matters shall be handled in accordance with Article 172-1 of the Company Act.

Article 12

For shareholders of the Company, each share shall be entitled to one vote. However, shares held in accordance with Article 179 of the Company Act or relevant laws and regulations do not have any voting right.

Article 12-1

In case the sole shareholder of the Company is an institutional shareholder, the function of the shareholders’ meeting of the Company shall be exercised by the board of directors, and the stipulations with regard to shareholders’ meetings herein shall not be applicable.

Article 13

Except as otherwise provided by the relevant laws and regulations, the resolution of a shareholders’ meeting shall be adopted by a majority vote of the shareholders present who represent the majority of the total number of the issued shares, in person or by proxy. If there is no disagreement raised by the shareholders present after the chairperson’s inquiry, the resolution shall be deemed as adopted, and the effectiveness thereof shall be the same as a resolution adopted by vote.

Article 13-1

In case the Company plans to revoke its public company status, the revocation shall be subject to a resolution of the shareholders’ meeting. This provision shall not be modified when the stocks of the Company are registered with the Emerging Stock Market or the Company is listed on a stock exchange.

Article 14

The shareholders’ meeting shall be presided over by the Chairperson of the board of directors. In case of his or her absence, a proxy shall be designated in accordance with Paragraph 3, Article 208 of the Company Act.

In the event that the shareholders’ meeting is convened by a person who has the right to do so other than the board of directors, the convener shall preside over the meeting. In the event that there is more than one convener, the chairperson of the meeting shall be selected from among themselves.

Article 15

The resolutions of a shareholders’ meeting shall be recorded in the meeting minutes, which shall be signed or stamped by the chairperson and secretary of the meeting and shall be distributed to the shareholders within twenty days after the meeting.

The minutes of the shareholders’ meeting shall include the date, place, name of the chairperson, resolution methods, brief of the meeting and the results of the meeting, and shall be kept in the custody of the Company for the duration of the Company. The sign-in book of the shareholders and the letters of proxy shall be kept in the custody of the Company for at least one year, provided however, if there is a litigation involved, the sign-in book of the shareholders and the letters of proxy shall be kept until the litigation is closed.

The making and distribution of the meeting minutes in the preceding paragraph may be made by electronic methods. The company which is a public company may distribute the meeting minutes by making a public announcement.

SECTION IV DIRECTORS

Article 16

The Company shall have nine to eleven directors to be elected by the shareholders’ meeting from among candidates of legal capacity. The term of the directors shall be three years. The directors may be re-elected and re-appointed. The Company adopts the candidate nomination system under Article 192-1 of the Company Act for the election of directors and independent directors. The directors and independent directors shall be elected by the shareholders from the list of candidates. The matters regarding the acceptance and the announcement of the nomination of directors and independent directors shall be handled in accordance with the laws and regulations related to the Company Act and the Securities and Exchange Act, and in accordance with the Company’s rules related to the election of directors and independent directors.

Article 16-1

The Company shall have independent directors in accordance with Article 14-2 of the Securities and Exchange Act. Among the directors, there shall be three to five independent directors, the total number of which shall not be less than one-fifth of the directors. The professional qualifications, shareholding, term, restrictions on holding concurrent positions, and other requirements of the independent directors shall be handled in accordance with relevant laws and regulations promulgated by securities authorities. In case the sole shareholder of the Company is an institutional shareholder, the independent directors shall be appointed by such institutional shareholder and the preceding paragraph shall not be applicable.

Article 16-2

The Company shall establish an audit committee in accordance with Articles 14-4 of the Securities and Exchange Act, which shall consist of all independent directors. The audit committee or the members of the audit committee shall perform the responsibilities of supervisors under the Company Act, Securities and Exchange Act, and other relevant laws and regulations.

Article 17

The board of directors consists of directors. The chairperson of the board of directors shall be elected from among the directors by a majority vote at a meeting attended by two-thirds or more of the directors. The chairperson of the board of directors shall act in his capacity to represent the Company externally and shall comply with Article 195 of the Company Act.

The chairperson of the board of directors shall preside over the shareholders’ meeting and the board of directors meeting, and shall externally represent the company to perform his or her duties accorded by law. In his or her absence, a proxy shall be designated in accordance with Article 208 of the Company Act. If the board of directors meeting is held via video conference, the directors who attend the meeting via video conference shall be deemed as attending the meeting in person.

Article 18

Except as otherwise provided by the Company Act, a resolution of the board of directors is adopted if it is approved by the majority of the directors present at a meeting attended by the majority of the directors. The board of directors meeting shall be held at least once every three months. A director may appoint another director to attend the board of directors meeting on his or her behalf; provided however that a letter of proxy listing the scope of authorization with regard to the agenda of the meeting is issued. Each director may only act as the proxy for one director.

The stipulation regarding the meeting minutes for shareholders’ meeting under Article 15 shall be applied to the board of directors meetings, mutatis mutandis.

Article 19

The board of directors has the authority to:

1. review the business policy and mid-term and long-term development plan;

2. review and supervise the operation of the annual business plan;

3. review and approve the budget and review the settlement of accounts;

4. review plans for increase or decrease in capital;

5. review proposals for the distribution of profits or covering of losses;

6. review and approve material agreements;

7. submit the proposal to the shareholders’ meeting with regard to distribution of profits, amendment of the Articles of Incorporation, change of capital, and dissolution or merger of the Company;

8. review and approve the charter documents and important business rules of the Company;

9. approve material project of capital expenditure;

10. appoint and terminate the president and vice president(s);

11. execute the resolutions of the shareholders’ meeting;

12. hold the shareholders’ meeting and prepare business reports; and

13. handle other matters required or permitted by the law.

Article 20

The scope of authority of the audit committee shall be the performance of the responsibilities of supervisors specified under the Company Act, Securities and Exchange Act and other relevant laws and regulations, and the authorities stipulated under the charter document in respect of the audit committee of the Company.

Article 21

The resolution of the audit committee shall be adopted with the consent of the majority of the committee members.

Article 21-1

The board of directors is authorized to determine the remuneration of all directors based on the level of involvement of and the value of contribution by the directors, taking into account the level of remuneration given by companies in the same industry.

Article 21-2

The Company may purchase liability insurance for its directors and independent directors in relation to the liabilities to be borne by them under the law for the performance of their responsibilities during the office term.

SECTION V OFFICERS

Article 22

The Company shall appoint one president and one or more vice presidents based on its business needs. The president shall be nominated by the chairperson of the board of directors and comply with Article 29 of the Company Act.

Article 23

The president shall act in accordance with the instructions of the chairperson of the board of directors and manage the business of the Company in accordance with the resolutions of the board of directors and shareholders’ meeting and these Articles of Incorporation. Except for the vice presidents, the president may nominate other officers and has the right of performance evaluation. The vice presidents shall assist the president in the daily operation of the Company.

SECTION VI ACCOUNTING

Article 24

The fiscal year of the Company shall commence from January 1 of each year and end on December 31 of the same year, and shall conduct the assessment of settlement of accounts after the close of each fiscal year. The board of directors shall prepare the following reports and shall send such reports to the audit committee for review thirty days before the annual shareholders’ meeting, and then submit such reports to the annual shareholders’ meeting for recognition:

1. a business report;

2. financial statements; and

3. a proposal on the distribution of profits or covering of losses.

Article 25

If there is profit in any given year, the Company shall set aside 10% thereof as employee compensation. The board of directors may resolve to pay said compensation in the form of shares or cash. Such compensation may be paid to the employees of an affiliated company who meet the conditions set by the board of directors. The board of directors may resolve to set aside no more than 0.5% of the above-mentioned profit as the remuneration of the directors. A proposal on the compensation for the employees and remuneration of the directors and supervisors shall be presented at the shareholders’ meeting. If the Company has accumulated losses, the amount for making up said losses shall be reserved before setting aside the compensation for the employees and the remuneration of directors and supervisors at the rates stated above.

Article 25-1

Upon the final settlement of accounts, if there is net profit, the Company shall first set aside the tax payable and offset its losses before setting aside a legal capital reserve at 10% of the remaining profit. The Company shall then set aside or reverse the special capital reserve in accordance with the laws and regulations and as requested by the competent authorities. The remaining profit of that fiscal year, as well as the accumulated undistributed profit at the beginning of the same year and the adjusted undistributed profit of the given fiscal year, shall be distributable profit. If there is any surplus distributable profit after the board of directors sets aside a reserve based on the Company’s operational needs, such surplus profit may be distributed in full or in part to shareholders as dividends, subject to the approval of the shareholders’ meeting.

A proposal on the distribution of dividends shall be submitted by the board of directors annually to the shareholders’ meeting, and be based on factors such as past years’ profit, the current and future investment environment, the Company’s capital needs, competition in the domestic and foreign markets, and budgets, with an aim to pursuing shareholders’ interests and balancing the dividend distribution and the long-term financial plan of the Company. The distribution of profits of the Company can be made in the form of cash dividends or stock dividends, provided that the cash dividend shall account for at least 10% of the total profit distributed as dividends in the given year.

SECTION VII SUPPLEMENTARY PROVISIONS

Article 26

The internal organization of the Company and the detailed procedures of business operation shall be determined separately by the board of directors.

Article 27

Matters not provided for in these Articles of Incorporation shall be handled in accordance with the Company Act.

Article 28

These Articles of Incorporation are agreed upon and signed by all the promoters of the Company on July 17, 1997. The first amendment was made on April 27, 1998. The second amendment was made on May 18, 2000. The third amendment was made on June 5, 2002. The fourth amendment was made on June 26, 2003. The fifth amendment was made on June 11, 2004. The sixth amendment was made on June 15, 2005. The seventh amendment was made on August 2, 2005. The eighth amendment was made on June 15, 2006. The ninth amendment was made on April 12, 2007. The tenth amendment was made on June 28, 2007. The eleventh amendment was made on December 17, 2007. The twelfth amendment was made on March 30, 2010. The thirteenth amendment was made on June 22, 2012. The fourteenth amendment was made on June 17, 2013. The fifteenth amendment was made on December 30, 2014. The sixteenth amendment was made on January 28, 2016. The seventeenth amendment was made on May 26, 2017. The eighteenth amendment was made on June 10, 2019.

ChipMOS TECHNOLOGIES INC.

Chairman: Shih-Jye Cheng

Appendix 3

ChipMOS TECHNOLOGIES INC.

Shareholdings of All Directors

Record date: April 11, 2020

Title	Name	Number of shares held at present	Percentage of issued shares
Chairman	Shih-Jye Cheng	6,150,161	0.85%
Director	Siliconware Precision Industries Co., Ltd. Representative : Teresa Wang	148,910,390	20.47%
Director	Siliconware Precision Industries Co., Ltd. Representative : Bright Yeh
Director	Lafair Cho	101,990	0.01%
Independent Director	Chin-Shyh Ou	0	0%
Independent Director	Tai-Haur Kuo	0	0%
Independent Director	Yu-Fang Tang	0	0%
Independent Director	Kuei-Ann Wen	0	0%
Independent Director	Jing-Shan Aur	261,123	0.04%

Shareholdings of All Directors		155,423,664	21.37%

Note:	1. As of April 11, 2020, the total amount of issued shares of the Company is 727,240,126 shares.

2.

The number of independent directors exceeds half of the total number of directors of the Company and Audit Committee is set up pursuant to the laws. Therefore, the provisions of minimum percentage requirements for the shareholding of directors and supervisors shall not be applied.